

05049338

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
APR 04 2005
WASH, D.C.
202
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2005

Commission File Number: 000-50328


RECD S.E.C.
APR 4 2005
1086

Viking Energy Royalty Trust
(Exact name of registrant as specified in its charter)

Suite 400, Calgary Place, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Exhibit No.	Description
99.1	Viking Energy Royalty Trust Annual Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viking Energy Royalty Trust
(Registrant)



Date: April 1, 2005

By: ____________________
Name: Diane Phillips
Title: Assistant Corporate Secretary

Viking

ANNUAL REPORT 2004

VIKING ENERGY ROYALTY TRUST

CORPORATE MISSION

2004 HIGHLIGHTS

LETTER TO UNITHOLDERS

OPERATIONS REVIEW

2004 FINANCIALS

RESULTS+OUTLOOK

Viking's management team takes aim at capitalizing on operations and assets







ANNUAL REPORT 2004

contents

Viking's mission is to be a premier mid-sized oil and gas royalty trust with assets in the Western Canadian Sedimentary basin with a high performance management team creating value for unitholders. Viking will create value through being a leader in cost management, asset optimization, development and acquisition of assets, while conducting activities in a safe and socially responsible manner.

NOTICE OF ANNUAL MEETING

The Annual meeting of the Unitholders of Viking Energy Royalty Trust will be held on Monday, May 9, 2005 at 3:00 p.m. at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta.



ON THE
cover

A Viking contractor at the Tweedie Wappau property in North Central Alberta.

Twelve months ended December 31	2004	2003
FINANCIAL (000s except per unit amounts)		(restated)
Revenue	$ 248,578	$ 231,097
Cash flow from operations	$ 124,821	$ 108,323
- on a per Trust Unit basis	$ 1.21	$ 1.28
Cash Distributions	$ 99,279	$ 106,560
- on a per Trust Unit basis	$ 0.96	$ 1.28
Royalty Expense	$ 38,157	$ 40,905
- % of Revenue	15.4%	17.7%
Operating Expense	$ 52,106	$ 53,132
- on a per Trust Unit basis	$ 9.05	$ 8.26
General and Administrative Expense	$ 10,650	$ 9,034
- on a per Trust Unit basis	$ 1.85	$ 1.40
Interest Expense	$ 12,570	$ 14,807
Net (Loss) Income	$ 75,550	$ (55,265)
- on a per Trust Unit basis	$ 0.73	$ (0.66)
Bank Debt	$ 29,350	$ 119,436
OPERATIONAL		
Average Daily Production		
Oil (bbl/d)	9,719	10,678
Natural Gas (mcf/d)	33,238	38,950
Liquids (bbl/d)	469	456
Total (boe/d at 6:1)	15,728	17,626
Average Prices, before hedging		
Crude Oil ($/bbl)	$ 44.50	$ 36.91
Natural Gas ($/mcf)	$ 6.86	$ 6.59
Liquids ($/bbl)	$ 37.57	$ 34.51
Oil Equivalent ($/boe)	$ 43.12	$ 37.81
Unitholder Netback ($/per boe)	$ 21.51	$ 16.66
RESERVES – Company Interest (proved plus probable)		
Crude Oil (mbbls)	37,889	42,010
Natural Gas (bcf)	74.8	93.5
Natural gas liquids (mbbls)	1,667	1,848
Total oil equivalent (mboe)	52,015	59,437
Reserve Life Index (years)	9.0	9.2
TRUST UNIT TRADING (TSX)		
High	$ 7.45	$ 7.24
Low	$ 5.12	$ 5.12
Close	$ 6.75	$ 5.65
Volume	113,379,737	120,576,843
Units outstanding – weighted average	103,429,410	84,359,126
Units outstanding at period end	111,118,079	96,858,885

A letter from the President...



2004 was a year of significant change at Viking. By the end of the year, a dramatic turnaround in the performance of the organization was in progress.

How did we achieve this impressive turnaround? I can honestly say that it wasn't easy. We have built an efficient organization staffed with highly skilled and capable employees. We put significant responsibility into the hands of those individuals and held them accountable for their individual and collective performance. We had support from the Board of Directors and our owners who recognized the strengths of the organization. We established for ourselves an effective business plan. We built structure, processes, policies, systems and procedures that facilitated the success of the organization. We focused on improving the things that we could control. We worked hard. We had some good luck. And we have accomplished a great deal that we are proud of!

We end 2004 with a re-energized management team committed to the success of the organization. Through diligent effort, we were able to reduce general and administrative costs as well as operating costs. The capital expenditure program was the highest in Viking's history. We moved quickly in the second half of the year to pursue attractive value-adding opportunities in our asset base that resulted in efficient volume-adds by the end of the year. We took advantage of rationalization opportunities and disposed of assets at attractive prices that allowed us to increase focus and efficiency through focusing on the remaining assets. And, in late 2004 we made an offer to merge with Calpine Natural Gas Trust and an offer to purchase Kensington Energy Ltd. which together will result in an increase in the size of our asset base by over 50%. Both of these transactions bring attractive assets to Viking that will provide cash flow and allow us to develop incremental opportunities in the years ahead.

We are fortunate to have a large base of producing assets and investment opportunities. With Viking's strengthened technical capabilities, we are in a strong position to take advantage of those opportunities.

This report will review in detail the accomplishments that the organization has had in 2004. It describes our asset base and how we conduct our business. It shows the priority that we put on our Environment, Health and Safety (EH&S) program, strong governance and unitholder returns. It shows some of the opportunity that exists in our asset base.

With the current strength in commodity prices, an improving cost structure, a strong producing asset base and an attractive opportunity portfolio, 2005 is shaping up as a very good year for the organization. We look forward to advancing our organizational strategies.

In closing, I want to recognize the efforts of Viking's employees who are responsible for the impressive results that have been achieved in this organization. The continuing support of the owners makes the improving performance possible.



John E. Zahary
President and Chief Executive Officer

2004 Accomplishments

April 2004	• John Zahary joins Viking and appointed President and Chief Executive Officer effective May 11, 2004
June 2004	• Bob Fotheringham appointed Vice President, Finance and Chief Financial Officer and Rob Morgan appointed Vice President, Operations and Corporate Development
July 2004	• Balance sheet strengthened with $55 million equity financing
July 2004	• Credit facilities confirmed at $170 million through to June 2005
Third Quarter 2004	• Since August, Premium Distribution plan raised over $3.5 million per month
Third Quarter 2004	• Development expenditures total $12 million with drilling of 19 wells (15.1 net)
Third Quarter 2004	• Sold Carbon property for proceeds of $14 million ($56,000 per flowing barrel)
Third Quarter 2004	• Production decline limited to 437 boe/d compared to 1,326 and 946 boe/d in First and Second quarter, respectively – despite divestment of Carbon property
November 2004	• Viking entered into a combination agreement with Calpine Natural Gas Trust
December 2004	• Viking entered into a pre-acquisition agreement with Kensington Energy Ltd.
Fourth Quarter 2004	• Production decline of 396 boe/d in line with Third Quarter
Fourth Quarter 2004	• Development expenditures totaled $10 million with drilling of 33 wells (14.6 net)
2004	• Viking maintained a stable monthly distribution of $0.08 per Trust Unit throughout 2004

operations review



	Producing Wells		2004 Average Daily Production				
	Gross	Net	Crude Oil (bbl/d)	Gas (mcf/d)	NGL (bbl/d)	BOE (boe/d)	Percentage
North Central Alberta							
Tweedie Wappau	140	84	0	6,821	0	1,137	7.2%
Alexis	25	12	233	1,576	0	495	3.1%
West Cove	9	4	0	2,317	0	386	2.5%
Southern Alberta							
Bellshill Lake Ellerslie Unit	395	357	2,838	578	68	3,003	19.1%
Bashaw	44	32	1,435	1,096	117	1,735	11.0%
Channel Lake	626	214	0	8,450	0	1,408	9.0%
Chin Coulee	46	46	1,241	0	0	1,241	7.9%
Bassano	62	59	759	858	11	913	5.8%
Consort	27	27	540	0	0	540	3.4%
Saskatchewan							
Eagle Lake	309	243	850	316	21	923	5.9%
Smiley/Dodsland/Whiteside	221	159	384	531	11	483	3.1%
Other	484	235	1,439	10,695	241	3,464	22.0%
TOTAL	2,388	1,472	9,719	33,238	469	15,728	100.0%



AB
SK
Tweedie/Wappau
Alexis/West Cove
Bashaw
Bellshill Lake
Kindersley Viking Units
Consort
Bassano
Channel Lake
Chin Coulee
Viking properties

Viking [illegible] a significant [illegible] resulting in a renewed [illegible] on the operational aspects of our producing assets

Through the course of 2004, Viking underwent a significant transformation resulting in a renewed focus on the operational aspects of our producing assets. Internal development activity was significantly increased in the second half of the year as the renewed technical focus on our operational areas highlighted existing opportunities in the asset base.

	Q1	Q2	Q3	Q4
Gross Capital Expenditures* ($millions)	8.4	5.0	11.9	9.9
Net Oil Wells Cased	3.1	1.5	10.2	6.8
Net Gas Wells Cased	1.4	0.1	3.9	6.8
Net Dry Holes	1.7	1	1	1

*before acquisitions and dispositions and asset retirement expenditures

Wells Drilled	2004		2003	
	Gross	Net	Gross	Net
Oil	31	21.6	16	13
Natural Gas	38	12.2	77	27
Dry Holes	6	4.7	14	5
Total	75	38.5	107	45
Success Rate		88%		89%

In addition to the pursuit of development opportunities, implementation of processes to identify and capture operating cost savings began to show results as we exited the year.

	Q1	Q2	Q3	Q4
Operating Costs ($/boe)	$8.60	$9.38	$9.56	$8.70

The asset base has been historically divided into three primary operating regions; Southern Alberta, North Central Alberta, and Saskatchewan.

Southern Alberta

Viking's largest producing region is Southern Alberta which had an average production in 2004 of 10,820 boe/d, weighted 80% towards oil and NGLs.

The Bellshill Lake Ellerslie Unit is Viking's single largest producing asset representing 19% of the annual production for the company on an oil equivalent basis.

Developed in the late 1960s, this asset has an original oil in place of approximately 187 million barrels with 50% of the oil recovered to date, and an addition al 10% expected to be recovered over time. Viking currently holds a 90% working interest in the unit, which will increase to over 95% with the acquistion of Calpine Natural Gas Trust (5.4% working interest).


BELLSHILL LAKE
UNIT BOUNDARY
2003 Horizontals
2004 Horizontals
2005 Q1 Horizontals
T41
R12W4

Oil production from the Ellerslie pool is associated with high volumes of water due to the pressure support provided by the underlying acquifer. While infill development with vertical wells has had some historical success, Viking is using its horizontal well technology to exploit trapped oil near the top of the reservoir, resulting in incremental oil and improved recoveries. Viking drilled 10 gross (9 net) horizontal wells in 2004, and was able to essentially maintain production in the Bellshill Lake area flat through the year. A 22 (gross) well horizontal program is planned for 2005.


BELLSHILL LAKE/ELLERSLIE
SALES VOLUMES (boepd)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04

The Bashaw field was acquired from Key West in 2003, and is the second largest producing area at Viking representing 11% of the annual production for the company on an oil equivalent basis.

Area production is from the Nisku and Leduc formations and comes from three separate unitized properties - the non-operated D-3A unit in which Viking has a 25% interest and the operated D-2G and D-2L units in which Viking's working interest is 92% on average. The Bashaw facility was upgraded in April of 2004 to increase the fluid handling capacity, allowing for further optimization of producing wells.

Historically at Bashaw, acid stimulation of the reservoir matrix to enhance permeability was performed to improve oil production on wells located on the flank of the Nisku reef (wells in the core of the reef are typically the best producers). As this technique met with limited success, further technical evaluation suggested that a sand fracturing technique might provide the desired permeability enhancement. Viking implemented three of these stimulations with the result in each case being a three-fold production increase. Combined with two high volume lift pumping installations, Viking was able to stabilize the historical decline, even with the negative impact of significant operational downtime in the last two months of the year due to third party facility mechanical upsets. Current production at Bashaw has been restored to early 2004 levels. Additional stimulation treatments, along with infill drilling on the reef flank are planned for 2005.


BASHAW
D3A UNIT
BOUNDARY
T42
BASHAW
D2G UNIT
BOUNDARY
T41
O 2004 FRACS
O 2004 HVLS
● 2005 Q1 Drills
BASHAW
D2L UNIT
BOUNDARY
T40
R23W4M
R22W4M


BASHAW
SALES VOLUMES (boepd)
Bashaw D2G Unit
Bashaw D2L Unit
Bashaw D3A Unit
2,500
2,000
1,500
1,000
500
0
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04

Other activity in the Southern region included the drilling of 2 gross/1.5 net wells at Bassano, 2 gross/2 net wells at Gooseberry, 7 gross/6.6 net wells at Neutral Hills and a 20 gross/6.8 net program at Channel Lake.

Also during 2004, Viking moved forward with consolidating the asset base in Southern Alberta by closing the sale of some producing and undeveloped assets in the Carbon area. The area had become highly competitive for coal bed methane, and it provided Viking the opportunity to sell a minor asset for very attractive metrics.

North Central Alberta

Viking's second largest producing region is North Central Alberta which had an average production in 2004 of 3,125 boe/d, weighted 20% towards oil and NGLs.

The Tweedie/Wappau area is the largest producing area in North Central Alberta. With an average working interest of 64%, multiple prospective Mannville gas horizons, and ownership of processing infrastructure, this area continues to provide long term value for Viking. While activity in 2004 was minimal, re-completion opportunities have been identified and will be pursued as part of the 2005 plan. Viking also signed a farm-out agreement with Red Sky Energy where Red Sky has committed to drill 21 wells over a 3 year period, with Viking retaining an overriding royalty interest. Gas production resulting from the farm-in will be processed at the Viking owned processing facilities in the area which will generate further income for the Trust.


ALEXIS BANFF A
UNIT BOUNDARY
T56
T55
2004 Drills
2005 Q1 Drills
R5
R4W5

Alexis continues to be an area of focused activity for Viking where the company has both operated and non-operated interests.

The asset in which we have been most active from a development perspective is the Alexis Banff A Pool Unit where Viking has a 49% working interest. Production is from the Banff formation with an estimated original oil in place of 45 million barrels. Viking drilled a total of 10 gross/5 net wells in 2004 to both exploit known reserves in the pool, as well as to delineate new prospective areas identified on 3-D seismic. Both horizontal and vertical wells are utilized to access this fractured limestone reservoir. Plans in 2005 are to pursue 12 (gross) additional wells.


ALEXIS
SALES VOLUMES (boepd)
600
500
400
300
200
100
0
Alexis Banff A Unit
Alexis Non-Unit
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04

Saskatchewan

Viking's Saskatchewan region had an average production in 2004 of 1,784 boe/d, weighted 93% towards oil. Approximately 80% of the production is from the Kindersley Viking units.

The Kindersley Viking units continue to be a strong asset for the Trust given the high quality of oil that is produced (36 API), and the corresponding premium price of $48/bbl average for 2004.

The producing formation is the Viking sandstone which has the desirable producing characteristic of a very low base decline. The sustainability of the production is further enhanced by Viking's use of small fracture stimulations to enhance the near wellbore permeability. Viking holds a 79% working interest in the Eagle Lake Unit, a 37% working interest in the Dodsland unit, and 100% working interest in the Smiley and Whiteside Units.


EAGLE LAKE
T31
T30
2004
Refrac Program
R22
R21
R20W3


SASKATCHEWAN
SALES VOLUMES (boepd)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Eagle Lake
Coleville-Smiley
Whiteside
Dodsland
Feb 04
Apr 04
Jun 04
Aug 04
Oct 04
Dec 04

ENVIRONMENT, HEALTH & SAFETY

Protection of the health and safety of our employees, contractors, members of the public, and the environment we all share is of paramount importance at Viking. Through 2004, we implemented several new operational committees at both the management and field operations level to promote the reporting and continuous improvement elements of Viking's EH&S plan. The plan encompasses 11 elements modeled after the APEGGA (The Association of Professional Engineers, Geologists, and Geophysicists of Alberta) guidelines:

1. Leadership/Management Commitment
2. Risk Management
3. Design, Construction, Start Up
4. Operating and Maintenance
5. Employee Training and Competency
6. Contractor Management
7. Change Management
8. Incident Management
9. Information Acquisition and Dissemination
10. Emergency Preparedness
11. Assessment and Continuous Improvement



A particular focus was placed on the reporting of near-miss incidents, which allows individuals to highlight work practices or procedures that need to be modified due to only the potential of an incident occurring, rather than waiting until something actually happens. This is a key element of our continuous improvement process.

Viking continued to manage our operating environment through abandonment and reclamation of old wellbores and production sites in 2004. Viking has a very rigorous process to assess, prioritize and manage these liabilities, and a commitment from the staff to provide necessary resources to ensure these projects are executed in a timely fashion. A total of $1.5 million was invested in 2004 on reducing outstanding environmental liabilities.

reserves

Independent engineering evaluations were completed by Gilbert Laustsen Jung Associates ("GLJ") for all Viking properties at January 1, 2005. Evaluations below are determined based on GLJ's current escalated price forecast as at January 1, 2005, and constant price forecast as at December 31, 2004. Reserve evaluations are prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101). Viking's disclosure references both Company Interest reserves (working interest reserves + royalties receivable) and Net Interest reserves (working interest reserves + royalties receivable – royalties payable). Abandonment costs are included for producing wells evaluated by GLJ.



Viking reported Company Interest year-end proved plus probable reserves of 52.0 mmboe compared to 59.4 mmboe reported at year-end 2003, a decrease of 12%. On a proved plus probable basis, additions resulting from the company's capital program of 2.2 mmboe were more than offset by net dispositions of 1.2 mmboe (composed primarily of the Carbon asset disposition as previously announced), production of 5.8 mmboe, and a technical adjustment of 2.7 mmboe. The technical revision is not attributed to any one particular asset, but a series of minor revisions on a number of assets. Approximately 40% of the revision corresponds to production declines in the first half of 2004, and the remainder corresponds to the removal of undeveloped locations carried previously.

Proved producing reserves account for 89% of Viking's total proved reserves and 69% of total proved plus probable reserves. An estimated $44 million in undiscounted future development capital will be required to bring the remaining 31% of proved plus probable reserves into production.

RESERVES SUMMARY - COMPANY INTEREST

Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

	Crude Oil (Mbbls)	Natural Gas (Bcf)	NGL (Mbbls)	Total (MBOE)
Proved Producing	25,355	57.4	1,222	36,147
Proved Developed Non-Producing	1,026	2.0	21	1,387
Proved Undeveloped	2,613	1.4	57	2,904
Total Proved	28,994	60.9	1,301	40,437
Total Probable	8,895	13.9	366	11,578
Total Proved Plus Probable	37,889	74.8	1,667	52,015

RESERVES RECONCILIATION - COMPANY INTEREST

Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

	Crude Oil (Mbbls)		Natural Gas (Bcf)		NGL (Mbbls)		Total (MBOE)	
	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable
Opening Reserves	33,026	42,010	77.9	93.5	1,471	1,848	47,488	59,437
Acquisitions	59	66	0.1	0.1	0	0	68	75
Dispositions	(397)	(480)	(3.6)	(4.3)	(59)	(71)	(1,062)	(1,265)
Technical Revisions	(1,647)	(1,791)	(3.3)	(5.0)	(9)	(31)	(2,227)	(2,695)
Development	1,510	1,641	1.9	2.7	69	92	1,926	2,220
Production	(3,557)	(3,557)	(12.2)	(12.2)	(171)	(171)	(5,756)	(5,756)
Closing Reserves	28,994	37,889	60.9	74.8	1,301	1,667	40,437	52,015

RESERVES SUMMARY - NET INTEREST

Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

	Crude Oil (Mbbls)	Natural Gas (Bcf)	NGL (Mbbls)	Total (MBOE)
Proved Producing	22,837	47.7	891	31,681
Proved Developed Non-Producing	888	1.7	16	1,184
Proved Undeveloped	2,238	1.2	41	2,478
Total Proved	25,964	50.6	948	35,344
Total Probable	7,875	11.6	266	10,071
Total Proved Plus Probable	33,839	62.2	1,214	45,415

RESERVES RECONCILIATION - NET INTEREST

Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

	Crude Oil (Mbbls)		Natural Gas (Bcf)		NGL (Mbbls)		Total (MBOE)	
	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable
Opening Reserves	29,310	37,230	63.3	76.0	1,067	1,339	40,935	51,241
Acquisitions	53	59	0.0	0.0	-	-	60	67
Dispositions	(356)	(429)	(3.0)	(3.6)	(43)	(52)	(902)	(1,074)
Technical Revisions	(1,231)	(1,327)	(1.3)	(2.5)	(1)	(15)	(1,446)	(1,759)
Development	1,373	1,488	1.9	2.7	50	67	1,691	1,934
Production	(3,183)	(3,183)	(10.1)	(10.1)	(125)	(125)	(4,994)	(4,994)
Closing Reserves	25,964	33,839	50.6	62.2	948	1,214	35,344	45,415

ESTIMATED FUTURE NET CASH FLOW - ESCALATED FORECAST

Effective January 1, 2005 using GLJ's January 1, 2005 price forecast

($MM)	0%	5%	10%	15%	20%
Proved Producing	503.1	413.7	358.3	318.7	288.6
Proved Developed Non-Producing	27.8	22.3	18.6	15.9	13.9
Proved Undeveloped	50.2	32.2	22.5	16.5	12.3
Total Proved	581.0	468.2	399.4	351.1	314.9
Total Probable	189.8	122.7	87.4	66.3	52.6
Total Proved Plus Probable	770.8	590.9	486.8	417.4	367.5

ESTIMATED FUTURE NET CASH FLOW - CONSTANT

Effective January 1, 2005

	Present Worth discounted at:				
($MM)	0%	5%	10%	15%	20%
Proved Producing	537.5	417.0	346.7	299.5	265.3
Proved Developed Non-Producing	25.6	20.2	16.6	14.0	12.0
Proved Undeveloped	46.8	29.5	20.0	14.0	10.0
Total Proved	609.8	466.8	383.4	327.6	287.3
Total Probable	194.2	122.1	85.3	63.7	49.9
Total Proved Plus Probable	804.1	588.9	468.7	391.3	337.3

NET ASSET VALUE

($MM)	Present Worth discounted at: 0%	5%	10%	15%	20%
Escalated dollar value cash flow [1]	770.8	590.9	486.8	417.4	367.5
Add: Undeveloped Lands	1 0.4	10.4	10.4	10.4	10.4
Working Capital	(14.8)	(14.8)	(14.8)	(14.8)	(14.8)
Reclamation Fund	5.4	5.4	5.4	5.4	5.4
Less: Debentures	(74.6)	(74.6)	(74.6)	(74.6)	(74.6)
Less: Bank Loan	(29.4)	(29.4)	(29.4)	(29.4)	(29.4)
Net Asset Value - Escalated dollar value	667.8	487.9	383.8	314.4	264.5
Per Unit [2]	$ 6.01	$ 4.39	$ 3.45	$ 2.83	$ 2.38
Net Asset Value - Constant dollar value	701.10	485.90	365.70	288.30	234.30
Per Unit [2]	$ 6.31	$ 4.37	$ 3.29	$ 2.59	$ 2.11

(1) This value is net of abandonment and reclamation obligations

(2) *Based on 111,118,079 Trust Units outstanding at December 31, 2004*

GLJ COMMODITY PRICE ASSUMPTIONS - CURRENT CASE DATED JANUARY 1, 2005

Year	WTI - Cushing Oklahoma ($U.S./Bbl) [1]	Light Crude - Edmonton ($Cdn/Bbl) [2]	AECO-C Spot Natural Gas ($Cdn/MMBtu)	Exchange Rate $U.S./$Cdn
2005	42.00	50.25	6.60	0.82
2006	40.00	47.75	6.35	0.82
2007	38.00	45.50	6.15	0.82
2008	36.00	43.25	6.00	0.82
2009	34.00	40.75	6.00	0.82
2010	33.00	39.50	6.00	0.82
2011	33.00	39.50	6.00	0.82
2012	33.00	39.50	6.00	0.82
2013	33.50	40.00	6.10	0.82
2014	34.00	40.75	6.20	0.82
2015	34.50	41.25	6.30	0.82
Thereafter	+2%/yr	+2%/yr	+2%/yr	0.82

(1) West Texas Intermediate

(2) Edmonton refinery postings for 40 API, 0.3% sulphur content crude

GLJ COMMODITY PRICE ASSUMPTIONS - DECEMBER 31, 2004 CONSTANT PRICING

Year	WTI - Cushing Oklahoma ($U.S./Bbl) [1]	Light Crude - Edmonton ($Cdn/Bbl) [2]	AECO-C Spot Natural Gas ($Cdn/MMBtu)	Exchange Rate $U.S./$Cdn
December 31, 2004	43.45	46.54	6.79	0.8308

(1) West Texas Intermediate

(2) Edmonton refinery postings for 40 API, 0.3% sulphur content crude

CORPORATE GOVERNANCE

On behalf of Viking Energy Royalty Trust's Unitholders, the Board of Directors is responsible for making and approving significant decisions affecting the Trust. A summary of the Trust's corporate governance practices and compliance with the guidelines of the Toronto Stock Exchange is contained in the Trust's Proxy Statement and Information Circular.

The Trust has a specific business purpose and its structure differs from a corporate structure. Accordingly, the corporate governance practices of the Trust and its subsidiaries reflect these circumstances. The Trust is an open-ended investment trust, the trustee of which is Computershare Trust Company of Canada. The Trust owns Viking Holdings Trust ("VHT") and Viking Holdings Inc. ("VHI"). VHI is the trustee of VHT. VHI (on behalf of VHT) is authorized and responsible for making and approving significant decisions affecting the Trust. In carrying out its responsibilities, VHI (on behalf of VHT) is required to act honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accordingly, in connection with the discharge of the responsibilities of VHI to the Trust, the Boards of Directors of VHI consider good corporate governance to be central to the effective and efficient operation of the Trust and believe their approach to corporate governance is working for the benefit of the Trust and its Unitholders.

During 2004, the Board met on 17 occasions including one two-day meeting devoted to Viking's corporate strategy and direction. The Board has established five permanent committees as follows:

Audit Committee: The members of the Audit Committee are Messrs. Blue (Chairman), Boone, Brinkerhoff, and Hunter all of whom are unrelated directors. The Audit Committee reviews and approves all financial statements on a quarterly basis. In addition, it reviews annual financial statements independently with the auditors of the Trust, prior to presentation of such statements to the Board of Directors for approval. The Audit Committee reviews the integrity of management's reporting systems and also reviews management reporting, internal financial and operating controls, policies and practices with management and the auditors of the Trust.

Compensation Committee: The Compensation Committee is composed of Messrs. Blair (Chairman), Blue, and Hunter, all of whom are unrelated directors. The primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation. The Compensation Committee is also responsible to review and recommend to the Board management's succession plan including provisions for appointing, training and monitoring senior management and the appropriateness of the current and future organizational structure of the Trust.

Corporate Governance Committee: The Board of Directors has also established a Corporate Governance Committee comprising Messrs. Brinkerhoff (Chairman), Hunter and Blair, all of whom are unrelated directors. The Committee is responsible for corporate governance practices generally and in response to the TSX governance guidelines. Other tasks undertaken by the Committee include review of the Board performance, as well as assessment and recommendation of candidates for election as unrelated directors. Director's orientation and education is periodically made available to new members of the Board.

Environment, Health and Safety Committee: The Environment, Health and Safety Committee consists of Messrs. Friley (Chairman) and Boone who are unrelated directors. They meet regularly with the management to ensure the Trust meets or exceeds legislated environmental and occupational health and safety standards. The Committee annually reviews the reclamation fund to ensure adequate funding of future environmental and reclamation obligations.

Reserves Committee: The members of the Reserves Committee are Messrs. Boone (Chairman), Blair, Friley and Hunter all of whom are unrelated directors. The primary function of the Reserves Committee is to assist the Board in fulfilling its oversight responsibilities generally and under National Instrument 51-101 with respect to the oil and natural gas reserves evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities.

From time to time, the Board may appoint a Special Committee to make recommendations to the Board. In 2004, the Board did appoint a Special Committee, and further information is contained in the Proxy Statement and Information Circular dated March 15, 2005.

new opportunities



On February 1, 2005 Viking merged with
and on March 7, 2005 Viking acquired
increasing Viking's size by

Features of Viking combined with Calpine Natural Gas Trust and Kensington Energy Ltd.:

- Production is now 50% natural gas and 50% oil
- 2005 production estimated to be 23,000 boe/d
- Net capital spending in 2005 estimated to be $60 to $70 million
- Operating costs in 2005 to approximate $8.00/boe
- Administrative costs in 2005 to average $1.30/boe
- Proved Plus Probable reserve life index approximately nine years

Pro Forma Reserves

The following table sets out certain pro forma operational information for Viking, Calpine and Kensington after giving effect to the business combination between Viking and Calpine and the indirect acquisition by Viking of all of the issued and outstanding Kensington Shares and certain other adjustments. Viking's acquisition of each of Calpine and Kensington were completed subsequent to December 31, 2004, and accordingly, Viking's reserves data and other oil and gas information does not give effect to these acquisitions. Accordingly, the following information should be read in conjunction with the Statements of Reserve Data for each of Viking, Calpine and Kensington set forth, respectively, in Viking's 2004 annual information form.

RESERVES SUMMARY – COMPANY INTEREST
Reserves at January 1, 2005 using GLJ's January 1, 2005 price forecast

	Crude Oil (Mbbls)	Natural Gas (Bcf)	NGL (Mbbls)	Total (MBOE)
Proved Producing	27,322	137,798	3,609	53,898
Proved Developed Non-Producing	1,091	5,563	88	2,106
Proved Undeveloped	2,675	4,449	179	3,596
Total Proved	31,088	147,810	3,876	59,600
Total Probable	9,621	37,677	1,058	16,960
Total Proved Plus Probable	40,709	185,487	4,934	76,559

ESTIMATED FUTURE NET CASH FLOW – ESCALATED FORECAST
Effective January 1, 2005 using GLJ's January 1, 2005 price forecast

($M)	0%	5%	10%	15%	20%
Proved Producing	866,429	690,613	587,293	516,878	464,894
Proved Developed Non-Producing	42,967	32,285	26,042	21,891	18,899
Proved Undeveloped	61,858	39,753	27,475	19,775	14,556
Total Proved	971,255	762,651	640,810	558,544	498,349
Total Probable	309,088	192,778	136,306	103,843	83,068
Total Proved Plus Probable	1,280,344	955,430	777,116	662,387	581,417


AB
SK
Grande Prairie
Edmonton
Calgary
Viking Land
Calpine Land
Kensington Land
1" = 122.3km


Viking

VIKING ENERGY ROYALTY TRUST



Kensington Energy Ltd.



Calpine Natural Gas Trust

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Management's Discussion & Analysis



The following discussion and analysis of financial results is dated March 7, 2005 and is to be read in conjunction with the audited consolidated financial statements of Viking Energy Royalty Trust ("Viking") as at and for the years ended December 31, 2004 and 2003 and the notes related thereto. All amounts are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent ("boe") based on a 6 mcf to 1 boe ratio.

Throughout the MD&A, the term Cash Flow From Operations, including on a per Trust Unit basis, is used and this term as presented does not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore they may not be comparable with the calculation of similar measures for other entities. Cash Flow From Operations as presented is not intended to represent operating cash flows or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. Cash Flow From Operations is used by management to analyze operating performance, leverage and liquidity. All references to Cash Flow From Operations throughout this MD&A are based on cash flow from operating activities before Asset Retirement expenditures and changes in non-cash working capital.

Advisory – This Management Discussion and Analysis ("MD&A") highlights significant business results and statistics from Viking's audited consolidated financial statements for the year ended December 31, 2004. In the interest of providing its Unitholders and potential investors with information regarding Viking, including management's assessment of its future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this MD&A include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes, Cash Flow From Operations and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipates", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

2004 OVERVIEW

Throughout 2004, strong commodity prices enabled Viking to maintain a stable monthly distribution of $0.08 per Trust Unit while recruiting a seasoned senior management team to sharpen the technical focus and operating performance of Viking. By the end of 2004, Viking had established a sound financial platform supported by a $55 million equity issue in July, a 2004 payout ratio of 79% of Cash Flow From Operations and effective July 2004, a 44% level of participation in its distribution reinvestment program. During 2004, Viking Unitholders received a 36% total return (a 17% cash yield plus 19% capital appreciation) as Viking paid distributions of $0.96 per Trust Unit and the trading value of its Trust Units appreciated from $5.65 at the beginning of the year to $6.75 at year end. At December 31, 2004, Viking's total debt (including its Convertible Debentures) of $103.6 million, represents less than 10 months of Cash Flow From Operations and a total debt to enterprise value of 12%.

During 2004, Viking negotiated two acquisitions that closed in 2005, that will transform Viking from a 15,000 boe/d oil weighted royalty trust to a 23,000 boe/d mid-sized royalty trust with production evenly weighted between oil and natural gas. On February 1, 2005, Viking closed its acquisition of Calpine Natural Gas Trust ("CNGT"), a natural gas-focused trust with approximately 33,000 mcf/d of natural gas production and 2,000 bbl/d of natural gas liquids and light oil production. On March 7, 2005, Viking completed its acquisition of Kensington Energy Ltd. ("Kensington"), a junior exploration company with approximately 6,500 mcf/d of natural gas production and 350 bbl/d of oil production with its significant properties located adjacent to Viking's core areas. These two acquisitions have provided Viking with the critical size required to further drive operating and administrative efficiencies as well as improve its opportunities in capital markets.

2004 HIGHLIGHTS

- John Zahary joins Viking and is appointed President and Chief Executive Officer effective May 11, 2004.
- June 2004, Bob Fotheringham appointed Vice President, Finance and Chief Financial Officer and Rob Morgan appointed Vice President, Operations and Corporate Development.
- July 2004, balance sheet strengthened with $55 million equity financing.
- July 2004, credit facilities confirmed at $170 million through to June 2005.
- Third Quarter development expenditures totaled $12 million with the drilling of 19 wells (15.1 net).
- Third Quarter production decline limited to 437 boe/d compared to 1,326 and 946 boe/d First and Second Quarter, respectively.
- Since August, Premium Distribution/Distribution Reinvestment Plan raised over $3.5 million per month.
- Sold Carbon property for proceeds of $14 million ($56,000 per flowing barrel) at end of the Third Quarter.
- November 23, 2004, Viking entered into a combination agreement with Calpine Natural Gas Trust.
- December 19, 2004, Viking entered into a pre-acquisition agreement with Kensington Energy Ltd.
- Fourth Quarter production declined by 396 boe/d in line with Third Quarter.
- Fourth Quarter development expenditures totaled $10 million with the drilling of 33 wells (14.6 net).
- Viking maintained a stable monthly distribution of $0.08 per Trust Unit throughout 2004.

SELECTED FINANCIAL INFORMATION

(000s, except per Trust Unit and per boe amounts)	Year ended December 31					
		2004		2003		2002
Revenue before royalties [1]	$	**248,578**	$	231,097	$	136,298
Cash Flow From Operations [2]	$	**124,821**	$	108,323	$	68,792
- on a per Trust Unit basis	$	**1.21**	$	1.28	$	1.28
Net Income (Loss) [1]	$	**75,550**	$	(55,265)	$	13,906
- on a per Trust Unit basis	$	**0.73**	$	(0.66)	$	0.26
Cash Distributions [3]	$	**99,279**	$	106,560	$	62,475
- on a per Trust Unit basis	$	**0.96**	$	1.28	$	1.16
Total Assets [1]	$	**614,118**	$	658,474	$	407,014
Bank Loans	$	**29,350**	$	119,436	$	89,824
Convertible Debentures [1]	$	**73,763**	$	73,625	$	-
Unitholder Netback per boe [4]	$	**21.51**	$	16.66	$	17.60

1) After adjusting 2003 and 2002 for the change in accounting policies for Convertible Debentures, Asset Retirement Obligations and the segregation of Transportation costs.
2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
3) Declared distributions if Trust Unit held throughout the year.
4) Netback pricing, including Operating Netback and Unitholder Netback, does not have a standardized meaning prescribed by Canadian GAAP, and therefore may not be comparable with the calculation of similar measures for other entities.

Viking's Cash Flow From Operations of $124.8 million in 2004 reflects strong commodity prices (particularly oil prices), a significant reduction in losses on commodity price risk management activities and a containment of operating and administrative costs offsetting an 11% reduction in production. The West Texas Intermediate benchmark price for crude oil averaged $U.S.41.41 in 2004 compared to $U.S.31.04 in the prior year with Viking's oil price and U.S. dollar risk management activities resulting in losses of $4.4 million in 2004 and $7.6 million in 2003. Natural gas prices for Alberta deliveries averaged $6.53 in 2004, relatively unchanged from the $6.66 averaged in the prior year, while Viking's natural gas price risk management activities in 2004 resulted in a net gain of approximately $200,000 compared to $4.8 million of losses in 2003. Viking's oil production of 10,678 bbl/d in 2003 compares with 9,719 bbl/d in 2004, a 9% decline over the year, and reflects the oil focus of Viking's 2004 capital spending program. Viking's natural gas production declined 5,712 mcf/d (or 15%) to 33,238 mcf/d in 2004 compared to the prior year. Compared to 2003, Viking's 2004 Cash Flow From Operations is $16.5 million higher, a 15% improvement.

Viking's Net Income for 2004 totaled $75.6 million ($0.73 per unit) compared to a Loss of $55.3 million ($0.66 per unit) in the prior year. Net Income for 2003 includes a $130.0 million pre-tax charge for a value impairment on oil and gas properties, $85.0 million after a future income tax reduction of $45.0 million.

Since November 2003, Viking has maintained a monthly distribution of $0.08 per Trust Unit and has declared $0.08 per Trust Unit distributions to March 2005. In 2004, Viking's distributions represented 79% of Cash Flow From Operations compared to 98% in the prior year.

RESULTS OF OPERATIONS

Production

Daily production during 2004 averaged 15,728 boe/d, a decline of 11% compared to 17,626 boe/d in the prior year. The decline in production is comprised of a 9% decline in oil production and a 15% decline in natural gas production, reflecting the oil focus of Viking's capital spending during 2004. Viking's gross capital spending during the first half of 2004 totaled $13.4 million compared to $21.8 million for the second half of the year. With its 2004 capital program focused on oil producing opportunities, the quarter-over-quarter decline in oil production was substantially arrested by the end of 2004 with a 4% decline in the First Quarter, 7% in the Second Quarter and 1% in both the Third and Fourth Quarters. In summary, Viking's drilling program at Bellshill Lake and a "refrac" program in southwestern Saskatchewan during the second half of 2004 were successful in recovering Viking's oil productive capacity in these areas. Viking's decline in natural gas production reflects an absence of capital spending in 2004, along with near normal natural gas decline rates, the shut-in of approximately 650 mcf/d of production at Tweedie/Wappau by the Alberta Energy and Utilities Board to protect the underlying bitumen resource and the sale of the Carbon property (800 mcf/d) at the end of the Third Quarter.

In 2004, Viking's production was 65% weighted to light crude oil and natural gas liquids. Core producing areas represented over 60% of Viking's productive capacity with the primary areas being Bellshill Lake, Bashaw, Chin Coulee and Bassano averaging 3,400 bbl/d, 1,750 bbl/d, 1,250 bbl/d and 915 bbl/d, respectively, while its largest natural gas producing areas were Channel Lake and Tweedie/Wappau averaging 8,400 mcf/d and 6,800 mcf/d, respectively. With its merger with CNGT on February 1, 2005, and acquisition of Kensington on March 7, 2005 Viking's largest producing asset will become the Markerville/Sylvan Lake area with expected daily production of approximately 5,000 boe/d.

Average daily production for 2004 and 2003 are as follows:

	Year ended December 31	
	2004	2003
Crude oil (bbl/d)	**9,719**	10,678
Natural gas (mcf/d)	**33,238**	38,950
Natural Gas Liquids (bbl/d)	**469**	456
Total Production (boe/d at 6:1)	**15,728**	17,626

Pricing

Viking's Cash Flow From Operations, earnings and distributions to Unitholders are dependent on the prices received for its oil and natural gas production with oil prices appreciating significantly in 2004. The following table presents Viking's wellhead prices and the related benchmark prices over the past two years:

	Year ended December 31	
	2004	2003
Viking's Average Selling Price		
Crude oil ($/bbl)	**$ 44.50**	$ 36.91
Natural gas ($/mcf)	**$ 6.86**	$ 6.59
Natural Gas Liquids ($/bbl)	**$ 37.57**	$ 34.51
Average Price ($/boe)	**$ 43.12**	$ 37.81
Benchmark Prices		
WTI oil price ($U.S./bbl)	**$ 41.41**	$ 31.04
AECO natural gas ($Cdn/mcf)	**$ 6.53**	$ 6.66
NYMEX natural gas ($U.S./mmbtu)	**$ 6.14**	$ 5.39
$Cdn/$U.S. exchange rate	**$ 0.77**	$ 0.72

In 2004, the West Texas Intermediate benchmark price for crude oil commenced the year with an average price of $U.S.34.22 in January, increased to $U.S.50.00 in October, settling in December at an average price of $U.S.43.26, resulting in an average price of $U.S.41.41 for the year. Unfortunately, the strengthening of the Canadian dollar relative to the U.S. dollar reduced the full impact of the oil price increases for Canadian producers. For Viking, its average oil price for 2004 increased $7.59 per bbl to $44.50, representing a 21% increase over the prior year. Throughout 2004, Viking had oil price risk management contracts including U.S. dollar contracts in place with volumes of 2,500 bbl/d in the First Quarter reducing to 500 bbl/d in the Third and Fourth Quarters resulting in losses of $4.4 million as compared to losses of $7.6 million in the prior year. The reduced losses were a direct result of Viking's diminished volume under contracts in 2004.

The natural gas price for Alberta deliveries at $6.53 per mcf in 2004 was relatively unchanged from the prior year. Due to the reduced volatility of natural gas prices as well as its reduced level of price risk management activity, Viking received a net profit on its natural gas price risk management contracts of approximately $200,000 in 2004 compared to a loss of $4.8 million in 2003.

Revenues

The following provides a comparison of Viking's revenues in 2004 to the prior year while isolating the costs of settling its commodity price contracts in 2003 (in 2004, similar losses have been reported on a separate line in Viking's statement of income - see Note 3 to the consolidated financial statements):

	Year ended December 31	
(in 000s)	2004	2003
Crude oil sales	$ 158,303	$ 143,845
Natural gas sales	83,455	93,630
Natural Gas Liquids sales and Other	6,491	5,970
Total Sales Revenue	248,249	243,445
Commodity Price Risk Management (Non-cash amortization in 2004; cash settlements in 2003)	329	(12,348)
Total Revenues	$ 248,578	$ 231,097

Compared to 2003, Viking's 2004 crude oil sales revenues were $14.5 million (or 10%) higher primarily due to the $7.59 per barrel increase in price providing a $29.6 million favourable variance offset by a $15.1 million shortfall resulting from the 959 bbl/d decline in its average daily oil production.

Natural gas sales revenues in 2004 were $10.2 million lower than the prior year primarily due to a 5,712 mcf/d decline in production resulting in $14.1 million of lost revenue offset by $3.9 million revenue attributed to a $0.27 per mcf price increase realized by Viking.

Commencing on January 1, 2004, Viking adopted the new Canadian accounting standard for commodity price risk management and as a result, no longer includes gains and/or losses on commodity price risk management contracts in its revenues from oil and natural gas sales except for the amortization of unrealized gains on the mark-to-market value of contracts in place as at January 1, 2004. Viking's 2004 revenues include $329,000 of amortization in respect of the $416,000 of unrealized gains deferred as of January 1, 2004 while its 2003 revenues were reduced by $12.3 million in respect of cash settlements. In 2004, Viking's cash settlements totaled $4.0 million and has been disclosed separately as required by the new Canadian accounting standard. For a detailed discussion of the realized and unrealized commodity price management activities in 2004, see the MD&A section - Commodity Price Risk Management.

Royalties

Royalties are paid to various government entities and other land and mineral rights holders in respect of Viking's oil and natural gas production with the percentage of revenue paid remaining relatively consistent year-over-year. The following table provides the breakdown of Viking's royalty payments:

	Year ended December 31	
(in 000s except percentage amounts)	2004	2003
Royalties on oil and natural gas liquids sales	$ 22,088	$ 20,673
As a percent of sales	(13.4%)	(13.8%)
Royalties on natural gas sales	14,236	17,686
As a percent of sales	(17.1%)	(18.9%)
Mineral taxes	3,920	3,748
Alberta Royalty Tax Credits	(2,087)	(1,202)
Total Royalties	$ 38,157	$ 40,905

As an average percentage, Viking's royalties were 15% of total sales revenues in 2004 compared to 18% in the prior year with the general downward trend shared by oil and natural gas production. Compared to a balanced oil and natural gas producer, Viking's oil weighted production profile results in an overall lower royalty burden due to the low productivity nature of Viking's oil production.

Operating Costs

Viking's operating costs were $1.0 million lower in 2004 compared to 2003, with a $2.2 million increase in spending during the first half of the year offset by a $0.6 million reduction in the Third Quarter and a $2.6 million reduction in the Fourth Quarter of 2004. This trend in reduced costs is reflective of the improved technical focus of the Viking organization as the year progressed and is particularly rewarding in light of many of our industry competitors reporting increasing costs due to the pressures of high activity levels. The inclusion of a full year of KeyWest operating costs in 2004 compared to ten months activity in 2003 provides further reason for satisfaction with the 2004 operating cost performance. Viking's higher unit operating costs in 2004 is a direct result of the 11% decline in 2004's production as compared to the prior year.

	Year ended December 31			
(in 000s except per boe amounts)		2004		2003
Operating costs	$	**52,106**	$	53,132
- on a per boe basis	$	**9.05**	$	8.26
Transportation costs	$	**3,735**	$	2,244

Compared to 2003, Viking's 2004 power costs decreased $2.3 million, repairs and maintenance costs increased by $0.9 million, and third party processing charges and chemical costs each increased by $0.6 million. Viking participates in crude oil blending opportunities whereby it contributes blending facilities and operating expertise with its partner providing incremental feedstock and marketing expertise. Viking's 50% share of the gross margin from blending activities totaled $2.2 million in 2004 compared to $0.3 million in 2003. Such opportunities enable Viking to reduce its operating costs by contributing certain "under-utilized" assets.

Effective January 1, 2004, Canadian reporting standards require that the cost of delivering products to their respective sales/title transfer points be separately disclosed. Accordingly, Viking has segregated the costs of delivering its natural gas to Alberta's natural gas sales hub, the AECO Storage Hub, as well as the cost of its trucking of crude oil to pipeline receipt points. The majority of Viking's crude oil production is sold at the wellhead and involves no transportation obligation and as a result its transportation costs are relatively small.

General and Administrative Expenses

	Year ended December 31			
(in 000s except per boe amounts)		2004		2003
General and Administrative costs	$	**10,650**	$	9,034
- on a per boe basis	$	**1.85**	$	1.40
Non-cash unit based compensation	$	**598**	$	-
Severance costs	$	**1,496**	$	2,408

Viking's general and administrative costs in 2004 are $1.6 million higher than in the prior year with $1.0 million of the increase attributed to an accrual for its short term incentive program in the second half of 2004 with no such amounts provided for in 2003. With its general and administrative costs for the first half of 2004 exceeding the prior year's by $1.8 million, Viking's costs in the second half were $1.2 million less than in 2003, after adjusting for the short term incentive program accrual in 2004. During the first half of 2004, Viking's higher costs were due to the one-time costs associated with the recruiting of a new president and a significant increase in the number of directors' meetings and professional fees incurred. The $1.2 million reduction in the second half of 2004 reflects Viking's revised general and administrative cost structure targeting unit costs of less than $1.50 per boe.

In 2004, Viking recorded a non-cash unit based compensation expense of $0.6 million with $0.3 million attributed to the granting of 68,000 Restricted Awards and 68,000 Performance Awards to its new officer team and other employees. A further $0.3 million has been accrued in respect of the recent capital appreciation of Viking's Trust Units and its impact on options granted to the directors and employees under the Trust Unit Option Plan in 2003 and early 2004.

In 2003 and 2004, Viking's severance costs have been segregated from its on-going expenditures and commencing in 2005, severance costs, if any, will be included in the general and administrative classification.

Interest and Financing Charges

(in 000s)	Year ended December 31 2004	2003
Interest on bank loan borrowings	$ 3,954	$ 6,502
Interest on Convertible Debentures	7,802	7,518
Amortization of deferred charges	676	648
Accretion of discount on Convertible Debentures	138	139
Total interest expense	$ 12,570	$ 14,807

In 2004, Viking's interest and bank charges were $2.6 million less than in 2003 primarily due to a reduced level of borrowings in 2004 and slightly lower interest rates. The average level of borrowings in 2004 was approximately $75 million compared to $150 million in 2003 with the reduction in 2004 resulting from the $55 million equity offering in July 2004 as well as 44% level of participation in Viking's Premium Distribution and Distribution Reinvestment Programs subsequent to July 2004 and a 79% payout ratio in 2004. Viking's high level of bank borrowings in 2003 was the result of the KeyWest acquisition as well as the acquisition of the Alexis/West Cove properties and a 98% payout ratio. During 2004, Viking's average cost of bank borrowings was approximately 4% compared to 5% in the prior year.

The interest on Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") of $7.8 million in 2004 is $0.3 million higher compared to 2003 due to the Convertible Debentures being outstanding for 15 fewer days in 2003 with their issuance on January 15, 2003. The related issue costs of $3.4 million are being amortized on a straight line basis over a five year term while the amortization of the discounting, to reflect the equity component of the Convertible Debentures, follows an imputed present value methodology.

Commodity Price Risk Management

Viking's past commodity price risk management strategy has been to sell "Calls" to offset the cost of "Floors" thereby collaring a specific price range with no initial cash cost. The following summarizes Viking's losses (and gains) realized on the settlement of its commodity price risk management contracts:

(in 000s)	Year ended December 31 2004	2003
Crude oil prices	$ 4,445	$ 10,642
$Cdn/$U.S. exchange rates	(73)	(3,069)
Natural gas prices	(181)	4,775
Electrical power prices	(170)	-
Net Commodity Price Risk Management Losses	$ 4,021	$ 12,348

In 2004, Viking has reduced its losses from commodity price risk management contracts to $4.0 million ($0.70 per boe), an $8.3 million reduction compared to the $12.3 million ($1.92 per boe) lost opportunity in the prior year, by discontinuing its practice of routinely hedging up to 50% of its production over the next twelve months on a rolling basis. During 2004, Viking did not enter into any commodity price risk contracts resulting in no commitments in place beyond 2004. As detailed in the 2005 Outlook, Viking assumed natural gas price risk management contracts with its acquisition of CNGT with an unrealized loss of approximately $0.7 million as at January 31, 2005.

Capital and Other Taxes

Viking is liable for the Large Corporations Tax on the capital base of its wholly-owned corporate subsidiaries and makes quarterly installments in respect of this liability. During 2004, Viking incurred $1.7 million for both installments on its 2004 Large Corporations Tax liability as well as the final payments on its 2003 liabilities compared to $1.9 million in the prior year. Except for the Large Corporations Tax, an income fund/royalty trust can arrange its structure to shift much of the liability for both current as well as future income taxes to its Unitholders.

Depletion, Depreciation and Accretion

Depletion and depreciation of Viking's property, plant and equipment is determined using the unit-of-production method based on proven reserves as calculated in accordance with National Instrument 51-101. Viking's accounting for its asset retirement obligation includes an additional depletion charge, also using the unit-of-production method, as well as an accretion charge on the estimated obligation.

In 2004, Viking's charge for depletion, depreciation and accretion totaled $73.7 million ($12.80 per boe) compared to $85.1 million ($13.23 per boe) in the prior year. The depreciation, depletion and accretion charge is lower in 2004 than in the prior year due to Viking's lower production in 2004 as well as the $130 million impairment charge reducing its depletion base in the Fourth Quarter of 2003. Viking's retroactive adoption of the new Asset Retirement Obligation accounting policy has added approximately $0.60 per boe to the depletion charge in 2004 and $0.36 per boe in 2003.

At December 31, 2004, Viking's year-end reserves and management's estimates of future commodity prices and cost projections were used to assess the carrying value of its oil and natural gas property costs, and no impairment existed. December 31, 2004. In 2003, an impairment charge of $130 million was recorded.

Annual Netback [1]

	Year ended December 31	
(per boe)	2004	2003
Production per day (boe)	15,728	17,626
Sales	$ 43.12	$ 37.81
Royalties	6.63	6.36
Operating Costs	9.05	8.26
Transportation	0.65	0.35
Operating Netback	26.79	22.84
Cash settlements on commodity price contracts	0.70	1.92
General and administrative	1.85	1.40
Non-cash unit based compensation expense	0.10	-
Severance and other	0.26	0.37
Interest on Bank Loans	0.69	1.01
Interest on Convertible Debentures	1.38	1.19
Capital and other taxes	0.30	0.29
Unitholder Netback	$ 21.51	$ 16.66

(1) Netback pricing, including Operating Netback and Unitholder Netback, does not have a standardized meaning prescribed by Canadian GAAP, and therefore may not be comparable with the calculation of similar measures for other entities.

Unitholder Netbacks have improved in 2004 primarily due to increased commodity prices and a significant reduction in Viking's commodity price risk management activities. In addition, certain costs, as calculated on a per unit basis, have increased primarily as a direct result of reductions in the 2004 production rather than changes in total expenditures.

Net Income and Cash Flow From Operations

For 2004, Viking 's Net Income totaled $75.6 million compared to a loss of $55.3 million in the prior year with the $130.9 million improvement comprised of two components: an impairment charge of $130 million ($85 million net of future income taxes) in 2003 and a $45.9 million improvement in ongoing operating results in 2004. The improved operating results are primarily driven by a $14.5 million increase in crude oil sales revenue, an $8.3 million favourable reduction in commodity price risk management settlements plus a reduction in non-cash charges for depletion, depreciation and accretion ($11.4 million) and future income tax recoveries ($17.9 million) offset by a $10.2 million reduction in natural gas sales revenues. Variances in operating costs, administrative expenditures, interest charges and royalties were less significant.

Viking's 2004 Cash Flow From Operations aggregate to $124.8 million compared to $108.3 million in the prior year. Compared to the prior year, the $16.5 million improvement in Cash Flow From Operations in 2004 is primarily driven by improved crude oil sales revenues and lower commodity price contract settlements offset by lower natural gas sales revenues.

Capital Expenditures

(in 000s)	Year Ended December 31 2004	2003
Development Drilling	$ 16,996	$ 13,075
Capital workovers	8,609	4,615
Gathering lines	2,329	4,712
Facilities and other	7,249	2,878
Total Capital Expenditures	35,183	25,280
Net proceeds from divestitures & acquisitions	(18,453)	22,887
Net Capital Spending	$ 16,730	$ 48,167
Asset Retirement expenditures	$ 1,469	$ 761

During 2004, Viking participated in the drilling of 75 wells (38.5 net) resulting in 31 oil wells, 38 gas wells and 6 abandoned wells and a net success rate of 92%. The more significant expenditures in 2004 were a refrac program in western Saskatchewan, a horizontal drilling program at Bellshill Lake and a development drilling program in the Alexis area.

In 2004, Viking's disposition of the Carbon asset and the Greencourt property for net proceeds of $14.0 and $3.0 million respectively, were the significant components of the year's five asset dispositions and two acquisitions. Viking intends to continue its rationalization of non-core properties in 2005.

Quarterly Financial Information

(in 000s, except per Trust Unit amounts)	2003 as Restated First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2004 First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Sales Revenues [1]	$ 54,418	$ 61,425	$ 57,897	$ 57,357	$ 59,198	$ 62,547	$ 64,819	$ 61,828
Cash Flow From Operations [1 & 2]	$ 28,613	$ 29,667	$ 25,511	$ 24,531	$ 26,764	$ 29,681	$ 33,518	$ 34,860
- per Trust Unit	$ 0.44	$ 0.34	$ 0.29	$ 0.25	$ 0.28	$ 0.30	$ 0.31	$ 0.32
Net Income (Loss) [1]	$ 14,509	$ 19,530	$ 5,583	$ (94,886)	$ 14,315	$ 13,739	$ 17,590	$ 29,907
- per Trust Unit	$ 0.22	$ 0.23	$ 0.06	$ (0.98)	$ 0.15	$ 0.14	$ 0.16	$ 0.27
Cash Distributions [3]	$ 21,829	$ 30,925	$ 28,662	$ 25,144	$ 23,333	$ 23,430	$ 26,004	$ 26,512
- per Trust Unit	$ 0.34	$ 0.36	$ 0.32	$ 0.26	$ 0.24	$ 0.24	$ 0.24	$ 0.24

1) After adjusting 2003 for the change in accounting policies for Convertible Debentures, Asset Retirement Obligations and the segregation of Transportation costs.
2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital.
3) Declared distributions if Trust Unit held throughout the year.

Over the past eight quarters, Viking's revenues have trended upward due to improving oil prices and reduced losses on settlement of commodity price risk management contracts more than offsetting production declines. Throughout 2004, Viking's Cash Flow From Operations improved as the higher costs associated with changing its senior management transitioned to a trend of lower operating and administrative costs driven by the new management team. In 2003, Viking's acquisition of Keywest Energy Corporation in February and the purchase of the Alexis/West Cove properties in May with anticipated production increments of 8,600 boe/d and 700 boe/d, respectively, resulted in generally higher operating costs and increased financing charges. Net Income in the Fourth Quarter of 2003 was significantly impacted with a $130 million impairment charge, $85 million net of reductions to future income taxes.

Throughout early 2003, Viking's distributions reflected the fluctuations in production and an increasing cost structure while the distributions since the Fourth Quarter of 2003 reflect stable monthly distributions of $0.08 per Trust Unit with excess Cash Flow From Operations used to fund Viking's capital program and improve its balance sheet. Viking's payout ratio in 2003 was 98% of Cash Flow From Operations and 79% in 2004.

Liquidity and Capital Resources

At the end of 2003, Viking had total bank borrowings of $119.4 million and $74.3 million of Convertible Debentures, representing 1.8 times its 2003 Cash Flow From Operations and 26% of Viking's total market capitalization.

During the first half of 2004, Viking's balance sheet remained relatively unchanged as Cash Flow From Operations was $56.4 million, distributions to Unitholders totaled $43.1 million (net of $3.6 million of distribution reinvestment) and capital expenditures were $13.4 million leaving bank borrowings unchanged at $119.5 million.

During the second half of 2004, Viking had Cash Flow From Operations of $68.4 million, distributions to Unitholders of $32.2 million (net of $19.3 million of distribution reinvestment) and capital expenditures of $21.8 million. This provided $14.4 million of free cash flow, as Viking used the proceeds from an equity issue in July and approximately $15 million of proceeds from asset dispositions to reduce its bank borrowings to $29.4 million by year end.

In July 2004, Viking received regulatory approval for its Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Premium DRIP Plan") which allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price or to exchange such Trust Units for a cash payment equal to 102% of the distribution payment. Commencing with the distribution paid on August 15, 2004, Unitholders representing approximately 44% of Viking's Trust Units elected to participate in the Premium DRIP Plan resulting in a $3.5 million monthly influx of fresh equity. It is anticipated that Viking's distribution reinvestment program will continue to fund a significant portion of its annual capital spending program.

In the second half of 2004, Viking maintained its monthly distributions at $0.08 per Trust Unit while its Cash Flow From Operations increased by $11.9 million resulting in a payout ratio of 77% as compared to a payout ratio of 83% in the first half of 2004. Viking intends to maintain its payout ratio between 70% and 90% to fund an increased level of capital investment in an effort to arrest the natural decline in production.

For 2004, Viking declared distributions of $99.3 million representing 79% of its $124.8 million of Cash Flow From Operations as compared to $106.6 million of distributions declared in 2003 with Cash Flow From Operations of $108.3 million and a 98% payout ratio.

At December 31, 2004, Viking had credit facilities in place with an established Borrowing Base of $170 million with borrowings outstanding of $29.4 million. Including its Convertible Debentures as debt, Viking's financial ratios are very solid with total debt representing less than one year's Cash Flow From Operations and 12% of enterprise value with over $140 million of credit capacity available.

On January 31, 2005, Viking entered into a new credit agreement which, subsequent to the closing of the CNGT transaction, provides a $200 million Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. This credit agreement provides an initial term to June 30, 2005 that can be extended for an additional 364 days on an annual basis with the agreement of the lenders. If the term is not extended, the agreement matures two years thereafter with no repayments required prior to maturity. This agreement replaces Viking's previous facilities and provides Viking with lower borrowing costs and more flexible repayment terms. The Borrowing Base of the new credit facilities is determined by the value of Viking's proved oil and natural gas reserves. The lenders reserved the right to revise their commitments based on an annual independent assessment of Viking's year end reserve information and the lender's commodity price outlook.

On January 27, 2005, the CNGT Unitholders approved the combination of CNGT with Viking and on February 1, 2005, Viking issued 54,132,320 Trust Units to effect the transaction. In addition, Viking refinanced $71 million of CNGT bank borrowings under its credit facilities bringing Viking's total bank borrowings to approximately $100 million on February 1, 2005. With its issue of 54,132,320 Trust Units to close this transaction, Viking's post-merger balance sheet remains strong with total debt (including Convertible Debentures) of approximately $175 million, available credit lines of $125 million and an enterprise value of approximately $1.3 billion.

On March 7, 2005, Viking had 166,575,465 Trust Units outstanding.

On February 18, 2005, the Kensington Energy Ltd ("Kensington"). shareholders tendered 58.3 million Class A shares, representing 89.8% of the outstanding shares, to Viking's offer to purchase all of Kensington's shares. Viking purchased the tendered shares and extended its offer to March 7, 2005 to enable the tendering of additional shares. By March 7, 2005, an additional 2.4 million shares of Kensington were tendered which, after their being acquired by Viking, enabled Viking to complete its acquisition of 100% of the Kensington shares pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta). The cash cost of this acquisition approximates $46 million including $12 million for the repayment of the Kensington bank debt. Subsequent to the acquisition of Kensington, Viking had drawn approximately $150 million under its credit facilities with $75 million of available credit lines.

Viking anticipates that it will continue to have adequate liquidity to fund future operating and planned capital spending during 2005 through a combination of Cash Flow From Operations, existing credit facilities and participation in its Premium DRIP Plan. A significant portion of Viking's $65 to $70 million capital spending budget for 2005 is discretionary and can be curtailed in the event of a commodity prices downturn. Viking anticipates that significant acquisitions will be funded by a combination of credit facilities, equity offerings and Cash Flow From Operations.

The ownership of Viking's Trust Units by non-residents of Canada is currently estimated at less than 25% of our outstanding Trust Units, significantly below the 50% limitation proposed in recent Canadian legislation to retain "mutual fund" status under the Income Tax Act (Canada). This estimate of Viking's non-resident ownership may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of the beneficial owners of such securities. The proposed legislation would have imposed a non-resident restriction on Viking to retain its "mutual fund" status and related income tax treatment. Although the respective Canadian legislation has been withdrawn, there is a risk that Canadian legislation may propose further legislation effecting Viking's current income tax responsibilities and/or the income tax treatment afforded to its Unitholders.

Commitments

Viking has contractual obligations entered into during the normal course of oil and gas operations including Crown royalty obligations, surface lease rentals, mineral taxes as well as abandonment and reclamation costs. The amounts paid with respect to these burdens will depend on the future production, commodity prices and legislative changes. In addition, Viking has transportation and processing commitments with minimal future payments required. Excluding the commitments related to the CNGT Combination Agreement and the Kensington Pre-Acquisition Agreement described above, Viking has the following obligations as at December 31, 2004:

	Total	2005	2006-8	2009-10	2011 & Beyond
Credit Facilities	$ 29,350	-	$ 29,350	-	-
Convertible Debentures [1]	$ 98,363	$ 7,801	$ 90,562	-	-
Office Lease Payments	$ 2,995	$ 651	$ 1,715	$ 539	$ 90
Asset Retirement Expenditures	$ 152,832	$ 1,934	$ 10,922	$ 8,682	$ 131,294
Lease rentals on oil & gas properties	$ 16,595	$ 3,319	$ 9,957	$ 3,319	$ -
Total Obligations	$ 300,135	$ 13,705	$ 142,506	$ 12,540	$ 131,384

1) Including interest on the Convertible Debentures to their maturity on January 31, 2008.

Off Balance Sheet Arrangements

As discussed in Commodity Price Risk Management, Viking enters into commodity price contracts from time to time to manage its exposure to fluctuating commodity prices and effective January 1, 2004, the mark-to-market value (or deficiency) has been recorded on the balance sheet with subsequent changes and settlements reflected in the statement of earnings.

As described under Commitments above, Viking has approximately five years left on its office lease at the end of 2004 with such future payments to be included in its general and administrative costs in future years.

Viking has not entered into any other guarantees or off balance sheet arrangements.

Transactions with Related Parties

In 2004, Viking's transactions with related parties were limited to certain contract drilling arrangements and field operations in two producing areas. With respect to its contract drilling, Viking has access to numerous drilling contractors and the opportunity to select the contractor best suited for the particular application and to competitively bid its work to ensure the pricing with an independent contractor or the related party is market based. Viking contracted the drilling services with this related party as the specific drilling rig provided was appropriate for the requirements and the cost was competitive.

With respect to its ongoing field operations in the West Cove area which is operated by a related party, Viking, as a non-operating participant, is able to decline to participate in new capital projects with the result being that the related party, as operator, becoming entitled to receive 300% return of capital invested prior to the respective interest reverting to Viking pursuant to the terms of the "industry standard" joint venture agreement. Similarly, for the Alexis property which is operated by Viking, the related party may decline to participate in new capital projects with Viking then entitled to a 300% return of capital prior to the respective interest reverting to the related party.

It is the responsibility of the Audit Committee to ensure the proper disclosure is made in the various regulatory filings with respect to such activities between Viking and related parties. The responsibility of the Corporate Governance Committee is to determine if such relationships could influence a director's judgment in dealing with the affairs of Viking. In 2004, both committees have reviewed Viking's related party transactions.

Critical Accounting Policies

Viking's financial statements have been prepared in accordance with GAAP and a summary of significant accounting policies is presented in Note 2 to Viking's consolidated financial statements. Most accounting policies are mandated under GAAP and Viking seldom has the ability to select alternatives. In respect to its accounting for oil and gas activities, Viking has a choice between two acceptable policies: the full cost and successful efforts methods of accounting.

Viking follows the full cost method of accounting for its oil and gas operations under which all costs of acquiring, exploring and developing oil and gas properties are capitalized including unsuccessful drilling costs. Under the successful efforts method of accounting, all exploration costs, except for costs associated with drilling successful exploration wells, are expensed in the period in which they occur. The difference between these two acceptable methods is not expected to be significant to Viking's earnings as its activities are primarily focused on low risk development and exploitation drilling that traditionally has a high rate of success.

The impairment test under the full cost method of accounting is applied to the carrying value of the oil and natural gas property costs with reserves valued using estimated future commodity prices and future cost estimates. Under the successful efforts method of accounting, costs are aggregated on a property-by-property basis with each property subject to an impairment test. Each policy may result in a different carrying value for oil and natural gas property costs as well as different net incomes.

Critical Accounting Estimates

In the preparation of Viking's consolidated financial statements, management makes certain judgments and estimates based on the best information available at the reporting date. Due to the timing of when activities occur compared to the reporting of those activities, actual results may have a material impact on Viking's financial results and financial condition.

The estimation of reserves is critical to several accounting estimates and requires significant judgment based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available and as economic conditions impacting oil and natural gas prices, operating costs and royalty charges change. Reserve estimates impact Viking's earnings through the calculation of depletion, the determination of the Asset Retirement obligation and the application of impairment tests.

Viking's financial results include estimates on the following items:

- Depletion, depreciation and accretion based on estimates of oil and natural gas reserves,
- Estimated fair values of commodity price contracts,
- Estimated value of its future income tax liability, and
- Estimated value of its Asset Retirement Obligation including the timing of and amount of future costs.

RECENT CANADIAN ACCOUNTING AND RELATED PRONOUNCEMENTS

Asset Retirement Obligations

In December 2002, the Canadian Institute of Chartered Accountants (the "CICA") issued a new accounting standard relating to "Asset Retirement Obligations." This standard requires recognition of a liability representing the fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The standard is effective for all fiscal years beginning on or after January 1, 2004 and has been adopted by Viking effective January 1, 2004 - see notes 2, 3(a) and 8 to Viking's consolidated financial statements.

Financial Instruments That May Be Settled in Cash or Equity Instruments

In November 2003, the Accounting Standards Board of the CICA issued a revised accounting guideline relating to "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This guideline requires such financial instruments be classified as a liability with the related interest expensed as incurred and a portion of the financial instrument relating to its conversion feature classified as an equity component resulting in the carrying value of the liability component of the financial instrument being less than the face value. This guideline is effective for years beginning after November 2003 and earlier adoption was recommended. Viking adopted this guideline on a retroactive basis for its Convertible Debentures issued on January 15, 2003 as described in notes 2, 3(b) and 9 to Viking's audited consolidated financial statements.

Hedging Relationships

In November 2002, the CICA issued an amended accounting guideline relating to "Hedging Relationships." This guideline establishes conditions whereby hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. This guideline impacted Viking's Net Income and Net Income per Trust Unit as Viking's commodity price risk management contracts do not qualify for hedge accounting. Where hedge accounting does not apply, any changes in the fair value of such financial instruments relating to a period will be included in Net Income. Viking adopted this guideline effective January 1, 2004 as described in notes 2, 3(c) and 14.

Variable Interest Entities

In June 2003, the CICA issued a new accounting guideline relating to "Consolidation of Variable Interest Entities." This accounting guideline defines Variable Interest Entities ("VIEs") as entities in which either: the equity at risk is not sufficient to permit that entity to finance its activities without additional financial support from other parties; or equity investors lack voting control, an obligation to absorb expected losses or the right to receive expected residual returns. This guideline harmonizes Canadian and U.S. GAAP and provides guidance for entities consolidating VIEs in which it is the primary beneficiary. The guideline is effective for annual and interim financial statements relating to fiscal years beginning on or after November 1, 2004. Viking does not expect this guideline to have a material impact on its financial statements.

Earnings per Share

In July 2003, the CICA proposed an amendment to its accounting standards relating to Earnings per Share to reflect similar amendments adopted by the International Accounting Standards Board and proposed by the Financial Accounting Standards Board in the U.S. The majority of the amendments relate to the treatment of mandatory convertible instruments. The CICA expects these changes to be effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2005. Viking does not expect these amendments to have a material effect on its calculation of Earnings per Trust Unit.

Financial Instruments

The Accounting Standards Board of the CICA has issued three exposure drafts on financial instruments which will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. They will require:

- All trading of financial instruments be recognized on the balance sheet and will be adjusted to fair value through the income statement,
- All remaining financial assets will be recorded at cost and amortized through the financial statements,
- A new statement for comprehensive income that will include certain gains and losses on translation of assets and liabilities, and
- An update to its earlier accounting guideline to require that the fair value changes not recorded in the income statement be recorded through the comprehensive income statement.

At this time, Viking has not assessed the impact of these requirements on its future financial statements.

Changes in Accounting Policies and Estimates and Errors

The Accounting Standards Board of the CICA has proposed a new standard relating to "Changes in Accounting Policies and Estimates and Errors" to provide guidance around when and how an entity is permitted to change an accounting policy as well as establish appropriate disclosures to explain the effects of changes in accounting policy, estimates and corrections of errors.

Subsequent Events

The Accounting Standards Board of the CICA has proposed an amendment to extend the period during which subsequent events are required to be considered. The proposed period is between the balance sheet date and the date when the financial statements are authorized for issue. In addition, disclosure is required as to the date the financial statements were authorized for issue and who provided that authorization.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact Viking's consolidated financial statements.

OUTLOOK

Viking has announced monthly distributions of $0.08 per Trust Unit to March 2005 and provided commodity prices remain strong, anticipates monthly distributions of $0.08 per Trust Unit to continue, reflecting a distribution of approximately 70% to 90% of its Cash Flow From Operations.

Viking expects its daily production will average approximately 23,000 boe/d in 2005 with its First Quarter's production approximating 20,000 boe/d with the CNGT merger effective February 1, 2005 and the Kensington acquisition dated later in the First Quarter. These production estimates are net of the anticipated property acquisitions and dispositions required to further focus Viking's assets within core areas. Subsequent to its acquisition of CNGT, Viking estimates that its 2005 unit operating costs will approximate $8.00 per boe with administrative costs to average $1.30 per boe, excluding non-cash compensation expense, if any, related to its Option and Unit Award Incentive Plans. Capital spending plans for 2005 are in the range of $65 to $70 million. Viking will continue with its efforts to reduce its unit operating and administrative costs while increasing its level of investment to optimize the long term value of its existing assets.

With the acquisition of CNGT on February 1, 2005, Viking has assumed natural gas price risk management contracts on 15,300 GJ/d for the month of February and March of 2005 with an average floor price of $5.74 per GJ and a price cap of $7.78 plus contracts for 10,000 GJ/d for the period April 2005 through October 2005 at an average fixed price of $6.42 and a further 10,000 GJ/d for the period from November 2005 through March 2006 at an average fixed price of $7.08. As at January 31, 2005, these contracts had a mark-to-market deficiency of $730,000.

Viking intends to continue as an active participant in the rationalization and consolidation of the royalty trust landscape with an expectation to become a solid mid-sized royalty trust. Viking will continue with the divestment of its less significant/isolated properties while acquiring complementary properties adjacent to its core focus areas in the western Canadian sedimentary basin. During 2004, Viking significantly increased its technical capabilities and in 2005, will leverage off this expertise to improve its capital spending efficiency as well as to identify property acquisitions with significant upside potential. Viking intends to maintain a strong balance sheet through the commodity price cycle with undrawn credit capacity to enable an active property acquisition program.

2005 Cash Flow From Operations Sensitivities

The following table reflects sensitivities of Viking's anticipated 2005 Cash Flow From Operations to key assumptions in its ongoing business.

	Assumption	Change	Impact on Cash Flow From Operations
WTI oil price ($U.S./bbl)	$ 46.00	$ 1.00	$ 0.03 / Unit
$Cdn/$U.S.	$ 0.82	$ 0.01	$ 0.01 / Unit
AECO daily natural gas price	$ 6.40	$ 0.50	$ 0.06 / Unit
Interest rate on outstanding bank debt	4.0%	1.0%	$ 0.00 / Unit
Liquids production volume (bbl/d)	11,800	200	$ 0.01 / Unit
Natural gas production volume (mcf/d)	65,000	1,000	$ 0.01 / Unit
Operating Expenses (per boe)	$ 8.00	$ 0.20	$ 0.05 / Unit

Additional Information - Additional information relating to Viking, including its Annual Information Form, is available at **www.sedar.com**

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements are the responsibility of the management of Viking Energy Royalty Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgement, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in the report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events.

Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements. Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four independent directors. The Committee meets with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

Deloitte & Touche LLP, the independent registered Chartered Accountants appointed by the Unitholders, have audited these financial statements in accordance with Canadian generally accepted auditing standards and provided an independent audit opinion. They have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

March 7, 2005





John Zahary
President and Chief Executive Officer

Robert Fotheringham
VP Finance and Chief Financial Officer

REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Unitholders of Viking Energy Royalty Trust:

We have audited the consolidated balance sheets of **Viking Energy Royalty Trust** ("Viking") as at December 31, 2004 and 2003 and the consolidated statements of income (loss) and accumulated earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of Viking's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Viking as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Viking is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Viking's internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta, Canada

February 22, 2005
(except as to Notes 16(b) and 18 which are as at March 10, 2005)



Independent Registered Chartered Accountants

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 18 to Viking's consolidated financial statements and when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements such as described in Note 3 to Viking's consolidated financial statements. Our report to the Unitholders of Viking Energy Royalty Trust dated February 22, 2005 (except as to Notes 16(b) and 18 which are as at March 10, 2005) is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events and such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta, Canada

February 22, 2005
(except as to Notes 16(b) and 18 which are as at March 10, 2005)



Independent Registered Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31

(in thousands of dollars)	2004	2003
ASSETS		Restated (see Note 3)
Current Assets		
Accounts receivable	$ 28,601	$ 32,278
Prepaid expenses	1,969	2,662
	30,570	34,940
Property, Plant and Equipment (Notes 3(a), and 5)	501,364	542,137
Acquisition Costs (Note 16 (a))	308	-
Reclamation Fund (Note 6)	5,385	4,230
Goodwill (Note 4)	74,433	74,433
Deferred Financing Charges, net of amortization (Note 3(b))	2,058	2,734
Total Assets	$ 614,118	$ 658,474
LIABILITIES		
Current Liabilities		
Accounts payable	$ 33,262	$ 32,985
Unitholder distributions and debenture interest payable	12,129	11,062
Due to Related Party - Trust Unit portion	-	180
Current portion of Bank Loan	-	9,952
	45,391	54,179
Bank Loan (Note 7)	29,350	109,484
10.5% Convertible Unsecured Subordinated Debentures (Notes 3(b) & 9)	73,763	73,625
Future Income Taxes (Note 12)	23,028	49,030
Asset Retirement Obligation (Notes 3(a) and 8)	49,621	34,935
Total Liabilities	221,153	321,253
UNITHOLDERS' EQUITY		
Conversion Feature of 10.5% Convertible Unsecured Subordinated Debentures (Notes 3(b) & 9)	804	804
Unitholders' Capital (Note 10 (b))	783,026	704,013
Contributed Surplus (Note 10 (f))	460	
Accumulated Earnings (Deficit)	53,138	(22,412)
Accumulated Unitholder Distributions (Note 10 (g))	(444,463)	(345,184)
Total Unitholders' Equity	392,965	337,221
Total Liabilities and Unitholders' Equity	$ 614,118	$ 658,474





H. Douglas Hunter
Director, and Chairman of the Board

Dale Blue
Director, and Chairman of the Audit Committee

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND ACCUMULATED EARNINGS (DEFICIT)

Years ended December 31

(in thousands of dollars except number of Trust Units and per Trust Unit amounts)	2004	2003
REVENUE		Restated (see Note 3)
Oil and natural gas	$ 248,578	$ 231,097
Royalties	(38,157)	(40,905)
	210,421	190,192
EXPENSES		
Operating	52,106	53,132
Transportation	3,735	2,244
General and administrative	10,650	9,034
Non-cash unit based compensation (Note 11)	598	
Severance and other expenses	1,496	2,408
Interest and financing charges (Note 3(b))	12,570	14,807
Capital and other taxes (Note 12)	1,748	1,854
Depletion, depreciation and accretion	73,659	85,100
Losses on commodity price risk management contracts (Note 3(c) and 14)		
Cash settlements	4,021	-
Unrealized losses	290	-
Future income tax recovery (Note 12)	(26,002)	(53,122)
Impairment of oil and natural gas property costs (Note 5)	-	130,000
	134,871	245,457
NET INCOME (LOSS)	75,550	(55,265)
ACCUMULATED EARNINGS (DEFICIT)		
Opening Balance – as previously reported	(2,043)	43,052
Retroactive changes in accounting policies (Note 3)		
Accounting for Asset Retirement Obligation	(12,070)	(10,199)
Reclassification of Convertible Debentures	(8,299)	-
Opening Balance – as restated	(22,412)	32,853
Closing Balance	$ 53,138	$ (22,412)
Net Income (Loss) per Trust Unit		
Basic and Diluted	$ 0.73	$ (0.66)
Weighted Average Number of Trust Units		
Basic	103,429,410	84,359,126
Diluted	103,707,516	84,378,735

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(in thousands of dollars)	2004	2003
		Restated (See Note 3)
OPERATING ACTIVITIES		
Net income (loss)	$ 75,550	$ (55,265)
Add items not involving cash:		
Depletion, depreciation and accretion	73,659	85,100
Future income tax recovery	(26,002)	(53,122)
Costs settled with issuance of Trust Units and other	240	822
Unrealized losses on commodity price risk management contracts	290	
Amortization of deferred commodity price contract gain	(329)	
Amortization of Issue Costs and Accretion of Discount on 10.5% Convertible Unsecured Subordinated Debentures	815	788
Non-cash unit based compensation	598	
Impairment of property, plant and equipment	-	130,000
	124,821	108,323
Asset Retirement expenditures	(1,469)	(761)
Changes in non-cash working capital	540	(2,515)
	123,892	105,047
FINANCING ACTIVITIES		
Issuance of Trust Units, net of issue costs	55,547	92,910
Issuance of 10.5% Convertible Unsecured Subordinated Debentures, net of issue costs	-	71,617
Bank Loan repayments	(90,085)	(43,797)
Distributions, net of participation in reinvestment plans	(75,229)	(99,328)
	(109,767)	21,402
INVESTING ACTIVITIES		
Acquisition of KeyWest Energy Corporation	-	(73,380)
Payments to related party on internalization	-	(2,981)
Acquisition costs	(308)	-
Proceeds on sale of oil and natural gas properties, net of acquisitions	18,453	(22,887)
Property, plant and equipment expenditures	(35,183)	(25,280)
Proceeds on sale of investment	-	730
Change in non-cash working capital	2,913	(2,651)
	(14,125)	(126,449)
Change in Cash	$ -	$ -
Interest paid on 10.5% Convertible Unsecured Subordinated Debentures	$ 7,875	$ 4,204
Interest paid on Bank Loan	$ 3,986	$ 7,219
Capital and other taxes paid	$ 1,834	$ 1,854

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

(tabular amounts are in 000s except for Trust Units and per Trust Unit amounts)

1. STRUCTURE OF VIKING ENERGY ROYALTY TRUST

Viking Energy Royalty Trust ("Viking") is an open-ended investment trust created under the laws of the Province of Alberta. Viking is governed by the Amended and Restated Trust Indenture dated as of July 1, 2003 (the "Trust Indenture") between Viking Holdings Inc., a wholly-owned subsidiary of Viking, and Computershare Trust Company of Canada as Trustee. The beneficiaries of Viking are the holders of its Trust Units (the "Unitholders") who receive monthly distributions as declared by Viking. Pursuant to the mutual fund requirements of the Income Tax Act (Canada), Viking is limited to holding and administering permitted investments and making distributions to its Unitholders.

Viking holds interests in energy related assets including oil and natural gas properties as well as gathering pipelines and processing assets through its various operating subsidiaries. Viking makes monthly cash distributions to its Unitholders from the cash flow of its various operating subsidiaries received in the form of royalty payments on oil and gas properties owned by subsidiaries, interest and principal payments received on notes issued by subsidiaries as well as distributions, dividends and returns of capital.

2. SUMMARY OF ACCOUNTING POLICIES

These consolidated financial statements are prepared by Viking's management in accordance with Canadian generally accepted accounting principles ("GAAP"). A reconciliation between Canadian GAAP and United States GAAP, to the extent that they affect Viking, is disclosed in Note 18. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and revenues and expenses during the reporting period.

In particular, the amounts recorded for depletion and depreciation as well as the impairment of oil and natural gas property costs and for the asset retirement obligation are based on estimates of reserves and future costs. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Basis of Accounting

Viking's consolidated financial statements include the accounts of Viking and its subsidiaries with all transactions and balances between Viking and its subsidiaries eliminated.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when title passes from Viking to the purchaser.

Property, Plant and Equipment

Viking follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for both productive and non-productive wells and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance recoverable reserves are charged against earnings. Proceeds from the sale of oil and natural gas properties are applied against capitalized costs. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the future rate of depletion by 20% or more.

Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas property costs is calculated using the unit-of-production method based on total estimated proved reserves including estimated future development costs of proven undeveloped reserves and excluding the estimated salvage values of the production equipment and the costs of undeveloped land. Natural gas reserves and production are converted to an equivalent volume of oil (barrel of oil equivalent or boe) on an energy equivalent basis of six thousand cubic feet of natural gas to one barrel of oil.

Impairment Test

At the end of each quarterly reporting period, the carrying amount of oil and natural gas property costs is compared to the estimated undiscounted future net cash flows associated with the proved reserves. An impairment loss exists when the carrying amount exceeds the estimated undiscounted future net cash flows associated with proved reserves. If an impairment exists, the carrying amount in excess of the estimated discounted future net cash flows associated with the proved plus probable reserves is charged to earnings. Cash flows are estimated from reserves using future price and cost projections and discounted using the risk-free rate.

The cost of undeveloped land is subject to a periodic fair market value assessment with any excess cost over fair market value added to the depletion base of the oil and natural gas property costs.

Goodwill

Goodwill is recognized on acquisitions where the total consideration exceeds the fair value of the identifiable assets, net of assumed liabilities. Goodwill is not amortized but is assessed for impairment at the end of each quarterly reporting period. Impairment is determined by comparing the fair value of Viking's equity with its net book value recorded in the equity accounts. A goodwill impairment would be charged to earnings if the net book value of the equity exceeds its fair value.

Deferred Financing Charges

The issue costs related to the 10.5% Convertible Unsecured Subordinated Debentures have been deferred and are being amortized over the five-year term of the debentures and reported with interest and financing charges.

Income Taxes

Viking follows the liability method of accounting for income taxes. However, under the Income Tax Act (Canada), Viking is considered to be a "mutual fund trust" and is taxable only to the extent that its income is not distributed or distributable to its Unitholders. As a "mutual fund trust" that distributes all of its taxable income to its Unitholders, Viking makes no provisions for income taxes except for the provisions required by its corporate subsidiaries.

For Viking's corporate subsidiaries, the liability method of accounting for income taxes requires that future income tax liabilities and assets be recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and their respective tax basis using substantively enacted income tax rates. The effect of changes in income tax rates on future income tax liabilities and assets is recognized in the period that the rates change. In addition to provisions for expected future income taxes, corporate income taxes and Large Corporations Tax paid by Viking's corporate subsidiaries are expensed as incurred.

Future income taxes are also recognized in the accounting for acquisitions of corporate entities where the ascribed value of the assets and/or liabilities differs from their respective tax basis.

Financial Instruments

Viking recognizes the fair value of unrealized gains and losses on financial instruments in its balance sheet with changes in the fair value included in the earnings for the period in which the change occurs. Realized gains and losses on financial instruments are recorded in the period to which the respective contract settlements relate. Upon implementation of this policy on January 1, 2004, unrealized gains were deferred and are being amortized to revenue over the life of the respective contracts.

Asset Retirement Obligation

Viking recognizes the fair value of its future asset retirement obligation if it can be reasonably estimated. When initially recorded, an offsetting amount is added to Property, Plant and Equipment and depleted in the same manner as Property, Plant and Equipment, thereby increasing the depletion, depreciation and accretion expense. During each accounting period, the fair value of the asset retirement obligation is increased by recording an accretion expense to recognize a reduced discounting of this future liability. Actual costs incurred for asset retirement and reclamation activities are charged against the recorded asset retirement obligation with any differences between the liability recorded and costs incurred recognized in earnings in the period the obligation is settled.

Unit-based Compensation

Viking uses the "intrinsic method" to estimate the value of "unit-based" compensation in respect of options granted under its Unit Option Plan as well as Restricted and Performance Awards granted under its Unit Award Incentive Plan with different accounting recognition for grants made before January 1, 2003 and grants occurring after December 31, 2002 as described below:

a) For grants made before January 1, 2003, there is no "unit-based" compensation expense recorded prior to the exercise of the option. Upon the exercise of an option and the issuance of Trust Units, the value of the cash consideration paid is recorded in Unitholders' Capital.

b) For grants made after December 31, 2002, Viking uses the intrinsic value method to value the options, Restricted Awards and Performance Awards granted to determine the amount of the "unit-based" compensation expense. It is management's opinion that it is not possible to use traditional option pricing models to estimate the future price of Viking's Trust Units as such future prices are dependent on a number of factors including, but not limited to, future commodity prices, future production levels and amounts withheld from distributions to unitholders for debt repayment, capital expenditures and acquisitions, all of which cannot be reasonably estimated. Further, the number of Trust Units issued in respect of Performance Awards is also adjusted for Viking's "total return" performance relative to a number of other royalty trusts over a two year period, the impact of which is also undeterminable.

For grants made after December 31, 2002, Viking recognizes an amount of "unit-based" compensation expense based on a prorating of the intrinsic value over the vesting period of the grant plus an amount in respect of the distributions since the date of the grant with a corresponding amount recorded as contributed surplus. Changes in the intrinsic value of the unexercised options and non-vested Restricted and Performance Awards are recognized as additional "unit-based" compensation expense in the period of the change.

Upon the exercise of options, the consideration paid plus the related intrinsic value is recorded in Unitholders' capital with any differences between the intrinsic value recorded and the amount previously charged to and relieved from the contributed surplus recognized as additional "unit-based" compensation expense. Upon the vesting of either Restricted or Performance Awards, the fair market value of the Trust Units awarded is recorded in Unitholders' capital and the related amount of contributed surplus is relieved with any difference considered to be additional "unit-based" compensation expense. Forfeitures under the Unit Option Plan and Unit Award Incentive Plan are accounted for as they occur.

3. ACCOUNTING POLICY CHANGES

(a) Asset Retirement Obligation

Effective January 1, 2004, Viking changed its accounting policy in respect of "Asset Retirement Obligations" and adopted the new Canadian accounting standard, as described in Note 2, on a retroactive basis. Prior to this change, Viking provided for its estimated future site restoration and abandonment costs based on the unit-of-production method and proved reserves.

The following summarizes the impact of the retroactive adoption of this change in accounting policy:

Consolidated Balance Sheets		2004		2003
Property, Plant and Equipment	$	**27,448**	$	16,055
Future Income Taxes	$	**(1,908)**	$	(582)
Asset Retirement Obligation (formerly Provision for Site Restoration)	$	**43,421**	$	28,708
Accumulated Earnings (Deficit)	$	**(14,064)**	$	(12,070)

	Year Ended December 31			
Consolidated Statements of Income (Loss)		**2004**		2003
Depletion, depreciation and accretion	$	**3,319**	$	2,330
Future income tax recovery	$	**(1,325)**	$	(457)
Net Income (Loss)	$	**(1,994)**	$	(1,873)
- per Trust Unit	$	**(0.02)**	$	(0.02)

(b) Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity

In 2004, Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This revised standard applies to Viking's 10.5% Convertible Unsecured Subordinated Debentures (the "Convertible Debentures") and requires such financial instruments be classified as a liability with the related interest expensed as incurred and issue costs amortized over the term of the Convertible Debentures. In addition, a portion of the Convertible Debentures relating to its conversion feature is required to be classified as an equity component resulting in the carrying value of the Convertible Debentures being less than their face value. This discount will be accreted over the term of the Convertible Debentures utilizing the effective interest rate method and the 11% interest rate implicit in the Convertible Debentures. Upon conversion of the Convertible Debentures into Trust Units, the equity component of the Convertible Debentures is reclassified to Unitholders' Capital.

The changes resulting from implementing the revised standard are as follows:

Consolidated Balance Sheets		**2004**		2003
Deferred Financing Charges, net of amortization	$	**2,058**	$	2,734
Convertible Debentures	$	**73,763**	$	73,625
Equity Component of Convertible Debentures	$	**804**	$	804
Unitholders' Capital	$	**(70,915)**	$	(70,915)
Accumulated Earnings (Deficit)	$	**(16,915)**	$	(8,299)
Accumulated Distributions	$	**15,321**	$	7,518

		Year Ended December 31		
Consolidated Statements of Income (Loss)		**2004**		2003
Interest and financing charges	$	**8,616**	$	8,299
Net Income (Loss)	$	**(8,616)**	$	(8,299)
- per Trust Unit	$	**(0.01)**	$	(0.01)

(c) Financial Instruments

Effective January 1, 2004, Viking adopted, on a prospective basis, the new Canadian accounting standard for "Hedging Relationships." The new standard resulted in most of Viking's commodity price contracts not qualifying for hedge accounting and on January 1, 2004, Viking adjusted these contracts to market value and a deferred gain of $416,000 was recorded. Viking has amortized $329,000 of the deferred gain to revenues since January 1, 2004. The residual amount of this deferred gain will be amortized to revenue over the remaining three year term of the contract and is included in accounts payable due to the nominal amount of $87,000.

Prior to January 1, 2004, Viking recognized gains and losses from commodity price contracts in the period in which they were settled as an adjustment to its oil and natural gas revenue.

4. ACQUISITION OF KEYWEST ENERGY CORPORATION

Effective February 26, 2003, a subsidiary of Viking acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") through a plan of arrangement pursuant to which Viking acquired all the outstanding shares of KeyWest in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units for a total purchase price before the assumption of debt and acquisition costs of $241.9 million. The acquisition was accounted for using the purchase method whereby the assets and liabilities acquired are recorded at their fair values and the excess of the purchase price over the fair values of the identifiable net assets has been allocated to goodwill.

The determination of the purchase price and its allocation to the assets and liabilities follows:

Value of Viking Trust Units issued	$	175,931
Cash consideration paid		66,000
		241,931
Debt Assumed		77,639
February distributions related to Trust Units issued on acquisition		2,738
Related expenses and fees		4,682
Total Purchase Price	$	326,990

Purchase Price Allocation		
Net working capital deficit	$	(1,066)
Future site restoration		(2,230)
Future income taxes		(64,147)
Goodwill		74,433
Property, plant and equipment		320,000
	$	326,990

5. PROPERTY, PLANT AND EQUIPMENT

		2004		2003
				Restated (see Note 3)
Capitalized costs	$	995,055	$	965,027
Accumulated depletion and depreciation		(363,691)		(292,890)
Impairment recognized December 31, 2003		(130,000)		(130,000)
Net Book Value	$	501,364	$	542,137

The depletion base of Viking's oil and gas properties for purposes of calculating its depletion and depreciation charge includes $34.4 million ($37.1 million in 2003) of future development costs associated with proved undeveloped reserves and excludes $10.4 million of undeveloped land costs ($11.5 million in 2003).

At December 31, 2004, the estimated undiscounted future cash flows associated with Viking's proved reserves exceeded the carrying amount of its oil and natural gas property costs (December 31, 2003, Viking recorded an impairment of $130.0 million). The estimate of Viking's undiscounted value of future net cash flows associated with its proved reserves in 2004 was determined using the following benchmark commodity prices:

	WTI Oil ($U.S./bbl)	$U.S./$Cdn Exchange Rate	WTI Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2005	42.00	0.82	51.22	6.60
2006	40.00	0.82	48.78	6.35
2007	38.00	0.82	46.34	6.15
2008	36.00	0.82	43.90	6.00
2009	34.00	0.82	41.46	6.00
2010 - 2015	33.50	0.82	40.85	6.10

6. RECLAMATION FUND

Pursuant to certain internal royalty agreements, Viking has established a reclamation provision to carry out future abandonment and reclamation work on wells, plants and facilities. On February 22, 2005, Viking's Board of Directors approved the amendment of these royalty agreements to terminate the reclamation provision and effective on that date, Viking will eliminate its accrual for the funding of future reclamation activities.

7. BANK LOAN

At December 31, 2004, Viking had $29.4 million of loans outstanding under a $170 million credit facility which was cancelled on January 31, 2005 when Viking entered into a new Credit Agreement and concurrently, repaid all amounts owing with funding provided from the new credit facility.

Viking's new Credit Agreement establishes an Extendible Revolving Term Credit Facility and a $25 million Operating Credit Facility. Subsequent to the closing of its merger with Calpine Natural Gas Trust on February 1, 2005, the Extendible Revolving Term Credit Facility was established at $200 million.

The Credit Agreement has an initial term to June 30, 2005 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If the agreement is not extended, the credit facilities mature two years thereafter with no repayments required prior to its maturity provided its borrowings are not in excess of the Borrowing Base. The Borrowing Base is determined annually based on an independent engineering evaluation of Viking's reserves. These credit facilities require standby fees on undrawn amounts and interest on borrowings at varying rates dependent on Viking's debt levels and earnings before interest, depletion, depreciation and accretion. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and gas properties.

8. ASSET RETIREMENT OBLIGATION

Viking's asset retirement obligation reflects the estimated future cost to abandon its oil and gas wells and related processing facilities including the reclamation of the site and related access roads. Concurrent with its retroactive adoption of the accounting policy for asset retirement obligations on January 1, 2004, Viking estimated the net present value of its total obligation as at December 31, 2003 to be $34.9 million based on a future liability of $122.6 million, an 8.6% discount factor, an inflation rate of 1.5% per annum and an estimated expenditure profile with the majority of costs to be incurred between 2018 and 2026 while extending over the next 56 years.

During 2004, Viking increased its asset retirement obligation in respect of an accretion charge with an offsetting amount recorded in its depletion, depreciation and accretion expense and has reduced the future liability for expenditures incurred as well as obligations associated with properties sold. At December 31, 2004, Viking re-evaluated its asset retirement obligation and determined the amount to be $49.6 million based on a future liability of $152.8 million, an 8.6% discount factor, inflation factor of 2.0% per annum and an estimated expenditure profile with the majority of these costs incurred between 2018 and 2026 while extending over the next 55 years.

The following provides the details of changes to Viking's asset retirement obligation during 2004:

Balance, December 31, 2003	$	34,935
Increase due to further asset development		1,033
Decrease associated with asset dispositions		(736)
Asset Retirement expenditures		(1,469)
Accretion of discount		2,873
Change in estimated asset retirement obligation[1]		12,985
Balance, December 31, 2004	$	49,621

[1] The most significant component of the change in estimate is associated with Viking's re-assessing their estimates in light of the Alberta Energy and Utility Board's recent guidance on site reclamation costs.

9. 10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

On January 15, 2003, Viking issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures") for net proceeds of $71.6 million. The Convertible Debentures had an initial maturity date of April 30, 2003, which was extended to January 31, 2008 upon completion of the plan of arrangement to acquire KeyWest on February 26, 2003. The Convertible Debentures bear interest at 10.5% per annum which is paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of Viking, including its credit facilities.

The Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to January 31, 2008 at a conversion price of $7.25 per unit. The Convertible Debentures are not redeemable on or before January 31, 2006 but may be redeemed in whole or in part at the option of Viking at a price of $1,050 per Convertible Debenture after January 31, 2006 and prior to February 1, 2007, and at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemptions and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of Viking, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by Viking will be calculated by dividing the principal by 95% of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, the fair market value of the Convertible Debentures was $81.9 million.

The following summarizes Viking's accounting for the principal amount of its Convertible Debentures:

		Discounted Obligation		Equity Component		Total
Issued on January 15, 2003	$	74,188	$	812	$	75,000
Conversion into Trust Units during 2003		(694)		(8)		(702)
Accretion of Discount recognized in 2003		131		-		131
Balance at December 31, 2003 - as Restated		73,625		804		74,429
Accretion of Discount recognized in 2004		138		-		138
Balance at December 31, 2004	$	73,763	$	804	$	74,567

10. UNITHOLDERS' EQUITY

a) Authorized

Pursuant to the terms of its Trust Indenture, Viking may issue an unlimited number of Trust Units. Each Trust Unit represents an equal fractional undivided beneficial interest in Viking. All Trust Units share equally in distributions from Viking and carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay further calls or assessments in respect of the Trust Units. The Trust Indenture provides that Unitholders shall not be liable for or in respect of the obligations of Viking and that contracts entered into on behalf of Viking shall not be binding on the Trustee or any Unitholder and any liability of Viking shall be limited to and satisfied only out of the assets of Viking.

In accordance with the Trust Indenture, each Unitholder is entitled to require Viking to redeem at any time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at prices equal to the lesser of (i) 95% of the market value of the Trust Units during the ten trading days commencing immediately after the date on which the Trust Units were tendered for redemption, and (ii) the closing price on the date that the Trust Units were tendered for redemption. Such redemptions will be payable by Viking in cash in most circumstances. However, if the total amount payable by Viking for redemptions of Trust Units in a calendar month and in any preceding month during the year exceeds $200,000, the redemptions shall be settled by Viking distributing notes having an aggregate principal amount equal to the amount payable for the Trust Units tendered for redemption.

b) Issued

	Number of Trust Units		Book Value
Balance December 31, 2002	54,715,037	$	424,734
Units issued - Internalization of the Manager	691,738		4,779
Units Issued with respect to KeyWest Acquisition (Note 4)	24,887,718		175,931
Debenture Conversion[a] (Note 9)	96,825		702
Trust Unit Public Offering May 29, 2003	8,000,000		50,400
Trust Unit Public Offering October 7, 2003	6,800,000		42,840
Distribution Reinvestment Plan	826,367		5,020
Trust Unit Options	841,200		4,800
Less: Issue Costs	-		(5,193)
Balance, December 31, 2003 - as Restated see Note 3(b)	96,858,885		704,013
Units issued - Internalization of the Manager	72,797		420
Trust Unit Public Offering July 9, 2004	9,600,000		54,720
Distribution Reinvestment Plan	3,864,097		22,953
Trust Unit Options, including $138,000 of non-cash consideration	722,300		4,062
Less: Issue Costs	-		(3,142)
Balance, December 31, 2004	111,118,079	$	783,026

[a] During the year ended December 31, 2003, $702,000 of Convertible Debentures were converted into 96,825 Trust Units.

c) Distribution Reinvestment

Viking has a Premium Distribution™, Distribution Re-investment and Optional Trust Unit Purchase Plan (the "Premium DRIP Plan") which enables eligible Viking Unitholders to direct that their cash distributions from Viking be reinvested in additional Trust Units at a 5% discount to the then average Trust Unit's market price applicable to each distribution payment date or to exchange such Trust Units for a cash payment equal to 102% of such distributions (the "premium distribution component"). Viking Unitholders who are enrolled in the Premium DRIP Plan are also entitled to purchase from Viking's treasury up to $100,000 of additional Trust Units on each distribution date at the then average market price.

d) Unit Option Plan

Viking is authorized to grant up to 5,400,000 options pursuant to a Unit Option Plan (the "Plan"). Under the Plan, options vest 20% immediately upon granting and a further 20% on the anniversary date in each of the next four years. The options have a ten year term and a feature that allows for the exercise price of the options to ratchet down by an amount equal to distributions paid in excess of 8% of the average closing price of Viking's Trust Units for the first 11 trading days of January of each year.

The number of options granted and their exercise prices are as follows:

	2004		2003	
	Unit Options	Weighted Avg Exercise Price	Unit Options	Weighted Avg Exercise Price
Total Options Outstanding				
Balance at beginning of year	**3,391,850**	**$ 7.22**	3,386,450	$ 7.37
Granted	**200,000**	**$ 5.67**	1,211,000	$ 6.33
Exercised	**(722,300)**	**$ 6.71**	(841,200)	$ 6.64
Cancelled	**(762,800)**	**$ 7.28**	(364,400)	$ 6.95
Balance at end of year	**2,106,750**	**$ 7.23**	3,391,850	$ 7.22
Exercise Price "Ratchet Down"		**$ (1.39)**		$ (1.00)
Adjusted Exercise Price		**$ 5.84**		$ 6.22
Total Options Exercisable[a]				
Balance at beginning of year	**1,394,450**	**$ 6.36**	1,062,450	$ 6.90
Balance at end of year	**1,216,150**	**$ 6.02**	1,394,450	$ 6.36

[a] Weighted Average Exercise Price presented is after "ratchet down."

e) Unit Award Incentive Plan

On June 9, 2004, Viking's Unitholders approved a Unit Award Incentive Plan comprised of Restricted Awards and Performance Awards and authorized Viking to reserve 3,860,000 Trust Units for use under the plan. Restricted Awards vest 50% on each of the two anniversary dates following the grant date. The Performance Awards vest 100% on the second anniversary of the grant date. For both the Restricted and Performance Awards, Trust Units of Viking are awarded upon vesting with the number of Trust Units adjusted for the distributions paid since the award was granted. Performance Awards are further adjusted for Viking's "total return" performance relative to a number of other royalty trusts over a two year period.

At December 31, 2004, Viking had awarded 68,000 Restricted Awards and 68,000 Performance Awards to Viking's officers and employees and on January 1, 2005, awarded 5,000 Restricted Awards to each of Viking's non-executive directors.

f) Contributed Surplus

As at December 31, 2004, Viking had recorded $460,000 of Contributed Surplus in respect of the unit-based incentive awards that have been granted and not yet exercised (nil in 2003). For additional information regarding unit-based compensation, see Note 11.

g) Accumulated Unitholder Distributions

Balance, December 31, 2002	$ (238,624)
Unitholder distributions declared	(106,560)
Balance December 31, 2003 – as Restated see Note 3(b)	(345,184)
Unitholder distributions declared	(99,279)
Balance December 31, 2004	$ (444,463)

Accumulated Unitholder Distributions represents the amount of distributions declared since inception of Viking and has not been reduced for amounts reinvested through Viking's Premium DRIP or any previous plans. In 2004, Viking's Unitholders directed that a total of $22,909,000 be reinvested with 3,856,695 Trust Units issued at an average price of $5.94 per Trust Unit ($4,955,000 for 816,095 Trust Units at an average price of $6.07 in 2003).

11. UNIT-BASED COMPENSATION

Unit Option Plan

During 2004, Viking recorded $138,000 of non-cash compensation expense in respect of the intrinsic value of 155,000 options granted after December 31, 2002 and exercised in 2004. The intrinsic value was determined to be the excess of the fair market value of the Trust Units issued over the cash consideration received by Viking at the time of exercising. In addition, a further $160,000 has been recognized in respect of the intrinsic value of the 642,600 unexercised options granted after December 31, 2002 based on the Trust Unit's year end price of $6.75 and the applicable ratchet-down of the exercise price.

Accordingly, the 2004 non-cash compensation expense recorded in respect of options granted subsequent to December 31, 2002 totals $298,000. In 2003, no such compensation expense was recorded as the unexercised options had no intrinsic value based on the Trust Unit's year end price of $5.65 and no options granted after December 31, 2002 were exercised in 2003.

In respect of the options granted prior to January 1, 2003, Viking's policy is to record the cash received from the exercise of options as the entire proceeds with no recognition given to the fair value of the Trust Units issued relative to the consideration received. Had Viking applied the intrinsic method and recorded a non-cash compensation expense for options granted after December 31, 2001 and prior to January 1, 2003, the pro forma non-cash compensation expense for the year ended December 31, 2004 would have been increased by $359,000 in respect of 486,100 exercised in 2004 ($317,000 in respect of 410,500 exercised in 2003) and a further $409,000 in respect of the 533,600 unexercised options at the end of 2004 (nil in 2003). For the 930,550 unexercised options granted prior to January 1, 2002, the unrealized intrinsic value at December 31, 2004 was $345,000.

Unit Award Incentive Plan

During 2004, Viking granted 68,000 Restricted Awards and 68,000 Performance Awards to it employees and officers and has accrued a 2004 unit-based compensation charge of $300,000 to reflect the intrinsic value of these grants. At December 31, 2004, the intrinsic value has been determined as the fair value of the Trust Unit's year end price of $6.75 plus an amount in respect of the distributions accruing from the date of the grant. The 2004 "unit-based" compensation charge is determined by pro-rating the intrinsic value over the vesting period recognizing that the Restricted Awards vest 50% on the first anniversary date of the grant and 50% on the second anniversary while the Performance Awards vest 100% on the second anniversary of the grant date. In respect of the Performance Awards, no adjustments have been made to reflect Viking's "total return" performance relative to its peers.

12. INCOME TAXES

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial corporate income tax statutory rates to income before future income tax recovery as follows:

		2004		2003
				Restated (See Note 3)
Income (loss) before income taxes	$	**49,548**	$	(108,387)
Statutory income tax rate		**38.62%**		39.62%
Expected tax		**19,135**		(42,943)
Add/(Deduct) the tax effect of:				
Non-taxable portion of net income		**(30,993)**		(23,454)
Tax rate changes		**1,538**		6,061
Resource allowance		**(10,859)**		(11,560)
Non-deductible crown charges		**5,933**		9,018
Capital and other taxes[a]		**1,748**		1,854
Alberta Royalty Tax Credit		**(776)**		(197)
Internalization of the Manager		**-**		(211)
Adjustments for acquisitions and internal re-organization		**(11,728)**		8,310
Future income tax recovery[b]	$	**(26,002)**	$	(53,122)

[a] In 2004, corporate subsidiaries of Viking incurred corporate income taxes of $137,000 (2003 - $874,000) and Federal Large Corporations Tax of $1.6 million ($980,000 in 2003).

[b] In 2003 a $45.0 million recovery is included as a result of a $130.0 million impairment charge.

The net future income tax liability is composed of:

		2004		2003
Property, plant and equipment in excess of tax value	$	**25,361**	$	50,246
Asset Retirement Obligation		**(1,908)**		(582)
Share issue costs deductible for tax purposes		**(425)**		(634)
Future income tax liability	$	**23,028**	$	49,030

At the end of 2004, Viking had approximately $337.5 million ($354.9 million in 2003) available for deductions from taxable income in future years including non-capital loss carry forwards of $30.2 million ($24.1 million in 2003).

13. RELATED PARTY TRANSACTIONS

Joint Venture Operations

On May 15, 2003, Viking and a related party, whose president and chief executive officer is a director of Viking, jointly paid $6.9 million to acquire an option to purchase certain oil and natural gas properties and concurrently paid a further $29.1 million to acquire the properties from a third party. As a result of this joint purchase, Viking acquired a 70% interest in the producing properties and various interests in undeveloped lands ranging from 30% to 50% for $24.4 million. This joint purchase was made pursuant to a Letter of Intent between Viking and the related party whereby, if necessary, Viking agreed to transact for the entire purchase while providing the related party with a three month option to acquire specific properties at the initial purchase price with Viking retaining the operating proceeds from the properties during the option period.

Since the closing of this transaction, Viking has operated the producing properties with the related party taking their share of production "in-kind", while the related party is the operator of the undeveloped lands with Viking now taking its share of the related production "in-kind". At December 31, 2004, the related party owed $558,000 to Viking ($353,000 at December 31, 2003) and Viking owed $285,000 to the related party ($653,000 at December 31, 2003). In 2004, Viking's share of capital expenditures on properties operated by this related party totaled $1,956,000 ($1,385,000 in 2003) while the operating expenses totaled $366,000 ($43,000 in 2003).

Contracting for Drilling Services

During 2004, Viking entered into a contract for drilling services with a related party whose president and sole shareholder is also a director of Viking. Viking's share of such drilling costs totaled $530,700 in 2004 (nil in 2003) with no amounts owing to either party at December 31, 2004.

14. FINANCIAL INSTRUMENTS

Commodity Price Risk Management

Viking uses commodity price and foreign exchange contracts as well as fixed price sales contracts with purchasers to manage its exposure to fluctuations in commodity prices and foreign exchange rates. In 2004, Viking realized losses totaling $4,021,000 settling risk management contracts. In 2003, Viking reported a loss of $12,348,000 with respect to price risk management activity and reported the amount as an adjustment to oil and natural gas revenues.

On January 1, 2004, Viking recognized and deferred an unrealized gain of $416,000 on commodity price contracts based on the mark-to-market evaluation in accordance with adoption of the new accounting standards for "Hedging Relationships" see Note 3(c). During 2004, Viking recognized $329,000 of this gain in income and will recognize the remaining $87,000 over the remaining three years of the fixed price sales contract. In 2003, Viking's accounting policy did not require the recognition of unrealized gains or losses, only the disclosure of the mark-to-market valuations.

Fair Values

At December 31, 2004, the fair market value of Viking's financial instruments, excluding its Convertible Debentures, approximated their carrying value due to the short-term maturity of these instruments. Financial instruments carried on the balance sheet include accounts receivable, current liabilities and bank loans. The value of bank loans approximates its carrying value as the borrowings are pursuant to the credit agreements that are short term in nature. The cost of borrowing under Viking's new Credit Agreements dated January 31, 2005 approximates the market rate for such borrowings. At December 31, 2004, the fair market value of the Convertible Debentures was $81.9 million.

Credit Risk

The counterparties to Viking's commodity price risk management contracts are either Canadian chartered banks or crude oil marketing organizations who provide marketing services to Viking. Viking manages this credit risk by entering into such contracts with only highly rated entities and reviewing its exposure to single entities on a regular basis. Substantially all of Viking's accounts receivable are due from parties in the oil and gas industry and are subject to the normal credit risks associated with the industry.

Interest Rate Risk

Viking is exposed to changes in interest rates as its bank loans result in interest charges that are based on rates which change with market conditions, the bank's prime rate and the rates on Bankers' Acceptances.

15. COMMITMENTS AND CONTINGENT LIABILITIES

a) Leases to Rent Office Space
Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2004, are:

2005	$ 651
2006	$ 623
2007	$ 553
2008	$ 539
2009	$ 539
Beyond 2009	$ 90

b) Letters of Credit
At December 31, 2004, Viking had provided letters of credit to the Alberta Electric System Operators, Aquila Networks, ATCO Electric and Lac St. Anne County for $2,410,000, $400,000, $65,000 and $10,000 respectively.

c) Contracts with Natural Gas Marketers and Pipeline Operators
Viking has natural gas supply contracts with an aggregator that is working towards terminating its transportation and marketing commitments and, if successful, may result in Viking becoming directly responsible for its share of these future commitments. Viking is unable to determine the amount of this contingent liability and as of December 31, 2004, Viking's share would be 0.51 of 1% of the total obligation. Given Viking's relatively small share, this contingent liability is not expected to be material to Viking's future operations.

In its acquisition of certain oil and gas properties described in Note 13, Viking assumed a take-or-pay natural gas transportation contract to deliver a pre-determined volume of natural gas over a period of time. As at December 31, 2004, Viking is renegotiating this commitment, and the potential future liability associated with the contracts cannot be determined at this time.

16. SUBSEQUENT EVENTS

a) Combination with Calpine Natural Gas Trust
On January 27, 2005, the unitholders of Calpine Natural Gas Trust ("CNGT") approved the combination of CNGT with Viking and on February 1, 2005, Viking issued 54,132,320 Viking Trust Units to effect the transaction. In addition, Viking repaid $71 million of indebtedness outstanding under CNGT credit facilities and cancelled these credit facilities. At December 31, 2004, Viking had incurred $308,000 of investment advisor and legal fees in respect of this transaction.

b) Offer to Purchase Kensington Energy Ltd
On December 19, 2004, Viking entered into a Pre-Acquisition Agreement with Kensington Energy Ltd. ("Kensington") pursuant to which Viking agreed it would make an offer to purchase all of the outstanding Class A Shares of Kensington for $0.52 per share with the offer open for acceptance until February 18, 2005. On February 18, 2005, Viking purchased the 58.3 million Class A Shares of Kensington tendered to its offer for $30.3 million and extended its offer to March 7, 2005 on the same terms and conditions. On March 7, 2005, Viking acquired an additional 2.5 million Class A Shares for $1.2 million and intends to subsequently acquire the remaining Class A Shares of Kensington pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) for a further $2.3 million.

c) Exercise of Unit Options
Subsequent to December 31, 2004, Viking issued 303,100 Trust Units with net proceeds of $1.8 million as a result of its employees exercising options granted under the Unit Option Plan.

d) Distribution Reinvestment
Viking issued 619,848 Trust Units with net proceeds of $3.9 million on January 17, 2005 and a further 584,118 Trust Units with net proceeds of $3.9 million on February 15, 2005 as a result of Unitholder participation in its Premium DRIP Plan.

17. COMPARATIVE FIGURES

Certain comparative figures have been restated to conform to the presentation adopted in the current year as well as for the changes in accounting policies described in note 3.

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements of Viking have been prepared in accordance with Canadian GAAP. These principles, as they pertain to Viking's financial statements, differ from United States GAAP ("U.S. GAAP") as follows:

(a) Full Cost Accounting Principles
Under U.S. GAAP full cost accounting, the carrying amount of oil and natural gas properties and related facilities, net of future income taxes, is limited to the present value of the after tax future net revenues from proven reserves discounted at 10% based on prices and costs at the balance sheet date plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment exists when the carrying amount of oil and natural gas properties and related facilities exceeds the estimated undiscounted future net cash flows associated with the proved reserves and if an impairment exists, the carrying costs in excess of the discounted future net cash flows associated with the proved and probable reserves are charged to income.

The application of full cost accounting principles as prescribed by U.S. GAAP results in Viking's 2004 earnings under Canadian GAAP being reduced by $7.8 million in respect of additional depletion and depreciation, plus an additional $86.4 million in respect of a write-down of oil and natural gas property costs. As a result of these increased charges, Viking's future income tax recovery as determined under Canadian GAAP is reduced by $18.5 million. In 2003, the application of U.S. GAAP resulted in Viking's earnings as determined under Canadian GAAP being increased by $8.0 million in respect of a lower depletion and depreciation charge. Also in 2003, there was no write-down of oil and natural gas property costs for U.S. GAAP purposes compared to a $130 million impairment charge under Canadian GAAP. As a result of these reduced charges Viking's future income tax recovery as determined under Canadian GAAP was increased by $45 million.

(b) Unitholders' Mezzanine Equity
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity. Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as such.

Under U.S. GAAP, the redemption feature of Viking's Trust Units excludes them from classification as permanent equity. In prior years, Viking believed that there were sufficient restrictions that its Trust Units qualified as permanent equity. In 2004, a review was undertaken after the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") discussed the effect of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" on existing U.S. GAAP. Pursuant to the EITF discussions on this matter and the review performed, Viking has reclassified its Trust Units as "Mezzanine Equity" to meet U.S. GAAP requirements with the prior year amounts restated.

As a result, Viking has recorded Unitholders' Mezzanine Equity in the amount of $750.0 million for 2004 and $547.3 million for 2003, which represents the estimated redemption value of Viking's Trust Units by an amount equal to the redemption value of the Trust Units as at the balance sheet date. Viking has also recognized a charge to Accumulated Earnings (Deficit) for 2004 of $123.4 million and an increase of $119.7 million in 2003, resulting from the change in estimated redemption value for purposes of Mezzanine Equity reclassification. Changes in Mezzanine Equity in excess of Trust Units and net of redemptions are recognized as charges to Accumulated Earnings (Deficit). At December 31, 2004 Viking's Accumulated Earnings (Deficit) includes $34.3 million in respect of this estimated redemption value of its Trust Units.

(c) Accounting for Derivative Instruments and Hedging Activities
Effective January 1, 2001, U.S. GAAP required that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized in income during the period of the change unless specific hedge accounting criteria are met. Prior to January 1, 2004, Canadian GAAP required that the proceeds (or costs) realized from oil and natural gas price risk management contracts be recognized as oil and natural gas sales revenues as each transaction under the contract was settled. Effective January 1, 2004, Canadian accounting standards were revised whereby the fair value methodology is also used to account for all derivative instruments.

With respect to its U.S. dollar exchange rate, oil and natural gas price risk management contracts, (the "price risk management contracts") Viking's contracts do not qualify for hedge accounting treatment under neither the current requirements of U.S. nor Canadian GAAP. Accordingly, Viking's 2004 accounting for its price risk management contracts are aligned with U.S. GAAP except for $329,000 of gains amortized in its revenues related to a $416,000 deferred gain recorded as of January 1, 2004 under a transitional provision for Canadian GAAP. In 2003, Viking reduced its losses with respect to price risk management contracts by $4.9 million as a result of accounting for the changes in the fair value that are required under U.S. GAAP. Given that Viking's price risk management contracts do not qualify for hedge accounting treatment under U.S. GAAP no determination of Comprehensive Income is required.

(d) Accounting for Variable Compensation Plans
Under U.S. GAAP (Accounting Principles Board opinion No. 25), a compensation expense is required in respect of option plans if the exercise price is subject to a downward revision from time to time. Prior to January 1, 2003, Canadian GAAP did not require any accounting recognition be given to the excess of the fair value of equity issuance over the consideration received for option plans. Effective for grants occurring after December 31, 2002, the Canadian accounting standards were revised resulting in their alignment with U.S. GAAP except for grants of such unit-based compensation occurring prior to January 1, 2003 which retained their previous accounting treatment.

Accordingly, compensation expense is required under U.S. GAAP for the unit option awards granted by Viking prior to January 1, 2003. Under U.S. GAAP Viking's unit-based compensation expense for 2004 increased by $431,000 in respect of the 567,300 options exercised in the year and a further $754,000 in respect of the 1,464,150 options unexercised. In 2003, Viking did not recognize any unit-based compensation expense under Canadian GAAP and under U.S. GAAP unit-based compensation expense was $864,000 in respect of the 794,800 options exercised in the year and nil in respect of the 2,475,250 options unexercised at the end of 2003.

(e) Change in Accounting Principles
Viking has retroactively adopted the Canadian accounting standard in respect of "Asset Retirement Obligations" on January 1, 2004. This resulted in the alignment of Canadian GAAP and U.S. GAAP except for certain transitional provisions required on adoption. As a result of the retroactive adoption for Canadian GAAP prior year balances have been restated with the differences to the applicable Balance Sheet and Income Statement accounts disclosed in Note 3(a). On adoption of Canadian GAAP the earnings impact for prior years not presented are applied to opening accumulated earnings whereas on adoption for U.S. GAAP the earnings impact for prior years is charged to the Net Income in the year of adoption. On initial adoption of this policy for U.S. GAAP certain items were inappropriately classified to the earnings impact for prior years. Viking has adjusted for a $9.8 million reduction of future income taxes and restated the 2003 applicable items accordingly. This reduction had no effect on 2003 Net Income or Net Income per Trust Unit.

In 2004 Viking retroactively adopted the revised Canadian accounting standard for "Financial Instruments that may be Settled at the Issuer's Option in Cash or its Own Equity Instruments." This has resulted in the alignment of Canadian GAAP and U.S. GAAP. As a result of the retroactive adoption of Canadian GAAP, there are no prior period differences between Canadian and U.S. GAAP in respect of Viking's accounting for its Convertible Debentures.

(f) Statement of Cash Flows
Viking presents cash flow from operations before changes in non-cash working capital and Asset Retirement expenditures as a subtotal in its consolidated statement of cash flows. Under U.S. GAAP, this notation does not have any standardized meaning and would not be presented.

The application of U.S. GAAP would have the following effects on Viking's consolidated statements of Net Income (Loss):

		2004		2003
				(Restated (d) and (e))
Net income (Loss) – Canadian GAAP	$	**75,550**	$	(55,265)
U.S. GAAP Adjustments:				
Depletion and depreciation (a)		**(94,249)**		137,956
Accounting for Price Risk Management Contracts (c)		**(329)**		4,942
Additional Unit-Based Compensation Expense (d)		**(1,185)**		(864)
Future Income Tax Recovery and other		**18,501**		(60,195)
Net Income (Loss) before cumulative effect of change in accounting principle under U.S. GAAP		**(1,712)**		26,574
Cumulative effect of change in accounting principle (e)		**-**		(10,199)
Net Income (Loss) - U.S. GAAP	$	**(1,712)**	$	16,375
Net Income (Loss) per Trust Unit – Basic and Diluted				
Net Income (Loss) before cumulative effect of change in accounting principle under U.S. GAAP	$	**(0.02)**	$	0.31
Cumulative effect of change in accounting principle (e)	$	**-**	$	(0.12)
Net Income (Loss) - U.S. GAAP	$	**(0.02)**	$	0.19

The application of U.S. GAAP would have the following effects on Viking's Accumulated Earnings:

		2004		2003
Accumulated Earnings - U.S. GAAP				
Opening Balance	$	**163,146**	$	27,046
Net Income (Loss) - U.S. GAAP		**(1,712)**		16,375
Accounting for Unitholders' Mezzanine Equity (b)		**(123,350)**		119,725
Closing Balance	$	**38,084**	$	163,146

The application of U.S. GAAP would have the following effects on Viking's consolidated Balance Sheets:

December 31, 2004		**Canadian GAAP**		**U.S. GAAP**
Property, Plant and Equipment	$	**501,364**	$	485,637
Future Liability for Income Taxes	$	**23,028**	$	54,580
Unitholders' Mezzanine Equity	$	**-**	$	750,047
Unitholders' Capital	$	**783,026**	$	-
Contributed Surplus	$	**460**	$	1,214
Accumulated Earnings (Deficit)	$	**53,138**	$	38,084
December 31, 2003 - (Restated (b), (c), (d) and (e))				
Property, Plant and Equipment	$	**542,137**	$	620,659
Financial Derivative Assets	$	**-**	$	583
Financial Derivative Liabilities	$	**-**	$	241
Deferred Mark-to-Market gain on commodity price contracts	$	**-**	$	416
Future Liability for Income Taxes	$	**49,030**	$	98,680
Unitholders' Mezzanine Equity	$	**-**	$	547,253
Unitholders' Capital	$	**704,013**	$	-
Accumulated Earnings (Deficit)	$	**(22,412)**	$	163,146

IMPACT OF RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

Effective January 1, 2004 Viking has prospectively adopted the revised FASB Interpretation No. ("FIN") 46(R) that provides guidance on the consolidation of Variable Interest Entities ("VIEs"). FIN 46 (R) clarifies the application of Accounting Research Bulletin No. 51 "Consolidated Financial Statements" to those entities (defined as VIEs) in which the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other entities. The definition of a Variable Interest Entity ("VIE") also extends to entities where equity investors lack voting control, the right to receive expected residual returns or the obligation to absorb expected losses. FIN 46(R) requires VIEs to be consolidated by the organization that is determined to be the primary beneficiary. The primary beneficiary is defined as the party that has exposure to the majority of the losses or the expected residual returns of the VIE. The adoption of FIN 46(R) did not a material impact on Viking's financial statements.

In June 2004, FASB issued an exposure draft of a proposed statement, "Fair Value Measurements" to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value provided by current U.S. GAAP by creating a framework that clarifies the fair value objective and its application in applying GAAP. In addition, the proposal expands disclosures required about the use of fair value to remeasure assets and liabilities. The standard will apply for annual reporting periods beginning on or after June 15, 2005. The effect of the proposed standard to Viking has not been assessed at this time.

In December 2004, FASB issued a revised Statement of Financial Accounting Standards ("SFAS") 123(R) which will eliminate the use of Accounting Principles Board ("APB") No. 25 for measuring and recognizing stock based compensation for annual reporting periods beginning on or after June 15, 2005. The effect of this SFAS 123(R) to Viking has not been assessed at this time.

In December 2004, FASB issued SFAS 153 "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29" which eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair value for exchanges that lack commercial substance. The effect of SFAS 153 to Viking has not been assessed at this time.

FIVE YEAR SUMMARY

Financial[1]	2004	2003	2002	2001	2000
Revenue	**$ 248,578**	$ 231,097	$ 136,298	$ 137,758	$ 96,545
Cash Flow From Operations[2]	**$ 124,821**	$ 108,323	$ 68,792	$ 67,621	$ 52,404
Net (Loss) Income	**$ 75,550**	$ (55,265)	$ 13,906	$ 28,279	$ 32,509
Unitholder Distributions	**$ 99,279**	$ 106,560	$ 62,475	$ 73,326	$ 43,222
Distributions per Unit[3][4]	**$ 0.96**	$ 1.28	$ 1.16	$ 1.91	$ 1.71
Bank Loans[5]	**$ 29,350**	$ 119,435	$ 89,824	$ 85,001	$ 34,241

Operational	2004	2003	2002	2001	2000
Daily Production					
Crude Oil and Liquids (bbl/d)	**10,188**	11,134	7,374	7,833	5,782
Natural Gas (MMcf/d)	**33,238**	38,950	30,358	23,298	12,078
Total (boe/d @ 6:1)	**15,728**	17,626	12,434	11,716	7,795
Investor Netback per boe	**$ 21.51**	$ 16.66	$ 14.97	$ 15.61	$ 18.16
Average Prices, before hedging					
Crude Oil ($/bbl)	**$ 44.50**	$ 36.91	$ 35.25	$ 33.23	$ 41.52
Liquids ($/bbl)	**$ 37.57**	$ 34.51	$ 25.97	$ 29.10	$ 31.86
Natural Gas ($/Mcf)	**$ 6.86**	$ 6.59	$ 4.08	$ 4.66	$ 5.05
Total ($/boe)	**$ 43.12**	$ 37.81	$ 30.03	$ 32.32	$ 33.83

(1) After adjusting 2000 - 2003 for changes in accounting policies for Convertible Debentures, Asset Retirement Obligations and segregation of transportation costs.
(2) Cash Flow From Operations excludes Asset Retirement expenditures and changes in non-cash working capital. Refer to the accompanying Management Discussion and Analysis.
(3) Declared distributions if Trust Unit held throughout the year.
(4) When total distributions per unit are calculated on a weighted average basis, the per unit number is also $0.96 (2004).
(5) Bank Loans are total current and long-term and exclude convertible debentures.

Viking's
Management Team



John E. Zahary,
President and Chief
Executive Officer



Robert Fotheringham,
Vice President,
Finance and CFO



Rob Morgan,
Vice President Operations and
Corporate Development

John Zahary formally assumed the position of President and Chief Executive Officer of Viking on May 11, 2004 and has served on the Board since June 9, 2004. John is a Professional Engineer and has extensive senior management experience in the oil and gas industry. Prior to joining Viking, he was President of Petrovera Resources, an oil and gas producer with assets in Saskatchewan and Alberta. Previously, John was Vice President, Van Horne Business Unit at PanCanadian Petroleum Limited and has also held senior positions at Canadian Oil Sands Trust, Gulf Canada Resources Ltd., Imperial Oil Limited, and Texaco Canada Resources. He is the President of the Alberta Chamber of Resources, Vice Chairman of the Petroleum Technology Research Centre, and Chairman of the Alberta Rhodes Scholarship Selection Committee. John holds a B.Sc. in Mechanical Engineering from the University of Calgary and a M.Phil. in Management from the University of Oxford.

Bob Fotheringham joined Viking in June 2004 with more than 20 years of progressive experience in the energy industry and public accounting, most recently as Chief Financial Officer of Inter Pipeline Fund. Prior to joining Inter Pipeline, Bob held senior executive positions with True North Energy Corporation, Canadian Oil Sands Investments Inc., Superior Propane Inc. and Norcen Energy Resources Limited. Bob is a Chartered Accountant and holds an Honours Degree in Business Administration from the University of Western Ontario.

Rob Morgan is a Professional Engineer with 20 years of technical, operations and management experience in the oil and gas industry. Prior to joining Viking on June 21, 2004, Rob was Manager, Planning at Canadian Natural Resources Limited, prior to which he was a member of the management team of Petrovera Resources, holding positions of Vice President Corporate Development, and Vice President Engineering. Prior to the formation of Petrovera Resources in 1999, Rob held management and senior technical positions at Pan Canadian Petroleum Limited and CS Resources Limited, and technical and field operations positions with Murphy Oil Company Ltd. Rob is a member of APEGGA and the Petroleum Society of CIM.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

H. Douglas Hunter [1,2,3,5]
Chairman and Director

James S. Blair [2,3,5]
Director

Dale Blue [1,3]
Director

David Boone [4,5]
Director

Thomas L. Brinkerhoff [1,2]
Director

William Friley [4,5]
Director

John Zahary
Director, President and Chief Executive Officer

Robert Fotheringham
Vice President, Finance and Chief Financial Officer

Rob Morgan
Vice President, Operations and Corporate Development

Robert Engbloom
Corporate Secretary

Diane Phillips
Investor Relations Analyst and Assistant Corporate Secretary

Lonn Bate
Director, Financial Reporting and Treasurer

1. Audit Committee
2. Corporate Governance Committee
3. Compensation Committee
4. Environmental Committee
5. Reserves Committee

CORPORATE OFFICE

Suite 400 Calgary Place
330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Telephone: (403) 268-3175
Fax: (403) 268-3058
Email: vikingir@vikingenergy.com
Internet: www.vikingenergy.com

Designed & Produced by Iradesso Communications

TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

BANKERS

Canadian Imperial Bank of Commerce
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Macleod Dixon LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange: VKR.UN; VKR.DB

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bcf	Billions of cubic feet
boe	Barrels of oil equivalent
boe/d	Barrels of oil equivalent per day
bbl	Barrels of oil or natural gas liquids
bbl/d	Barrels of oil or natural gas liquids per day
GJ	Gigajoules
mmbtu	Millions of British Thermal Units
mbbl	Thousands of barrels
mmbbl	Millions of barrels
mboe	Thousands of barrels of oil equivalent
mmboe	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
mmcf	Millions of cubic feet
mmcf/d	Millions of cubic feet per day
NGL	Natural gas liquids
WTI	West Texas Intermediate



VIKING'S MISSION IS TO BE A PREMIER MID-SIZED OIL AND GAS ROYALTY TRUST WITH ASSETS IN THE WESTERN CANADIAN SEDIMENTARY BASIN WITH A HIGH PERFORMANCE MANAGEMENT TEAM CREATING VALUE FOR UNITHOLDERS.

VIKING WILL CREATE VALUE THROUGH BEING A LEADER IN COST MANAGEMENT, ASSET OPTIMIZATION, DEVELOPMENT AND ACQUISITION OF ASSETS, WHILE CONDUCTING ACTIVITIES IN A SAFE AND SOCIALLY RESPONSIBLE MANNER.


Viking

VIKING ENERGY ROYALTY TRUST

Suite 400 Calgary Place, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4

T: (403) 268-3175 F: (403) 266-0058 E: vikingin@viking-roy.com

www.vikingenergy.com